Registration No. 333-101901

As filed with the Securities and Exchange Commission on May 7, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM F-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

(Exact name of Registrant as specified in its charter)

LATIN AMERICAN EXPORT BANK

(Translation of Registrant’s name into English)

Republic of Panama	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Calle 50 y Aquilino de la Guardia

Apartado 6-1497 El Dorado,

Panama City, Republic of Panama

(507) 210-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pedro Toll

Banco Latinoamericano de Exportaciones, S.A.

708 Third Avenue, 16th Floor

New York, New York 10017

(212) 840-5400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laurence E. Cranch, Esq.	Leslie N. Silverman, Esq.
Clifford Chance US LLP	Cleary, Gottlieb, Steen & Hamilton
200 Park Avenue	One Liberty Plaza
New York, New York 10166	New York, New York 10006
(212) 878-8000	(212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit		Proposed Maximum Aggregate offering price		Amount of registration fee

Class B Common Stock, no par value(2)(3)	6,470,588	US$4.25	(1)	US$27,499,999	(1)	US$2,530	(4)
Class E Common Stock, no par value(2)(3)	14,705,883	US$4.25	(1)	US$62,500,003	(1)	US$5,750	(4)
Class E or Class B Common Stock, no par value(2)(5)	8,235,294	US$4.73	(6)	US$38,952,941	(6)	US$3,584	(4)
Class E Common Stock, no par value(7)	6,470,588	0		0		0

(1)	Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(c), on the basis of the average of the high and low prices of registrant’s Class E Common Stock as reported on the New York Stock Exchange on December 12, 2002.
(2)	All of the Class B and Class E shares being offered to non-U.S. persons are being offered only outside of the United States in reliance on Regulation S and have not been registered as part of their initial distribution. These shares have been registered for resale from time-to-time in the United States in such transactions as require registration.
(3)	All of these shares could be issued as either Class B Common Stock or Class E Common Stock as a result of the exercise of the Over-Subscription Privilege (the “Over-Subscription Privilege”) described in the Prospectus included in this Registration Statement.
(4)	Fee previously paid.
(5)	Consists of additional shares of Class E or Class B Common Stock which could be issued through the exercise of the Over-Subscription Privilege.
(6)	Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(c), on the basis of the average of the high and low prices of registrant’s Class E Common Stock as reported on the New York Stock Exchange on February 18, 2003.
(7)	Consists of shares of Class E Common Stock into which shares of Class B Common Stock offered hereby may be converted. No registration fee required pursuant to Rule 457(i).

The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 7, 2003

PRELIMINARY PROSPECTUS

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

8,235,294 SHARES OF CLASS A COMMON STOCK

6,470,588 SHARES OF CLASS B COMMON STOCK

14,705,883 SHARES OF CLASS E COMMON STOCK

Issuable Upon Exercise of Non-Transferable

Rights to Subscribe for Shares of Common Stock

We are issuing to our common shareholders of record, or Record Date Shareholders, as of the close of business on May             , 2003, which is the Record Date, non-transferable Rights entitling the Rights holders to subscribe for up to an aggregate of 29,411,765 shares of our Common Stock. We have three classes of Common Stock: Class A shares, Class B shares and Class E shares. As the holder of shares of one of these three classes, you will receive Rights to purchase shares of that class only. As a Record Date Shareholder, you will receive              Rights for each share of Common Stock held by you on the Record Date, and if you fully exercise your Rights, you will be entitled to subscribe for additional shares of the class to which your Rights relate as part of the Over-Subscription Privilege described in this Prospectus. The Rights entitle you to acquire at the Subscription Price, as defined below, one share of the class to which the Rights relate for each whole Right you receive. The Class E shares are listed for trading on the New York Stock Exchange, or the NYSE, under the symbol BLX, but the Class A and Class B shares are not listed for trading on any stock exchange and there is no active trading market for those shares, although the Class B shares are freely convertible into Class E shares. On May             , 2003, the last reported sale price of a Class E share on the NYSE was $             per share. THE SUBSCRIPTION PRICE PER SHARE WILL BE THE LOWEST OF THE THREE AVERAGES OF THE LAST REPORTED SALES PRICE OF A CLASS E SHARE ON THE NYSE FOR THREE PERIODS CONSISTING OF 90, 30 AND 10 TRADING DAYS, RESPECTIVELY, EACH ENDING ON JUNE             , 2003 WHICH IS TWO TRADING DAYS PRIOR TO JUNE             , 2003, THE EXPIRATION DATE. AS SOON AS THE SUBSCRIPTION PRICE IS CALCULATED ON JUNE             , 2003, WE WILL ANNOUNCE IT IN A PRESS RELEASE AND PROMINENTLY DISPLAY IT ON OUR WEBSITE AT WWW.BLX.COM.

THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE             , 2003, ALTHOUGH WE MAY EXTEND THE PERIOD DURING WHICH WE WILL ACCEPT SUBSCRIPTIONS UP TO A MAXIMUM OF TEN TRADING DAYS AS DESCRIBED IN THIS PROSPECTUS.

We will return subscription payments we do not accept by the end of the tenth trading day following the last day on which we accept subscriptions.

The sale of any shares as a result of the Offer is conditioned on the receipt by us of aggregate share sale gross proceeds of at least $100 million from the Offer and related sales of unsubscribed shares to a core group of investors.

For additional information regarding the Offer, contact MacKenzie Partners, Inc., the Information Agent for the Offer, at (212) 929-5500.

See “Risk Factors” beginning on page 16 to read about certain factors you should consider before investing in our shares of Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Soliciting Dealers

BNP PARIBAS	DEUTSCHE BANK SECURITIES

The date of this Prospectus is May             , 2003.

The shares we are offering have not been registered with the National Securities Commission of Panama and cannot be offered to the public in Panama in a primary offering unless in an exempt offering.

You should rely only on the information contained in this Prospectus, including information incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The shares are being sold only in jurisdictions where sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus (or, as to any document incorporated by reference, the date of such document).

C ERTAIN DEFINED TERMS

Unless indicated otherwise, the terms “BLADEX,” “we,” “our,” “our company” and “us” refer to Banco Latinoamericano de Exportaciones, S.A. and its subsidiaries. The term “Panama” refers to the Republic of Panama and the term “Panamanian Government” refers to the government of Panama.

PROSPECTUS SUMMARY

The following is qualified in its entirety by the detailed information included in other sections of this Prospectus. You should read this entire Prospectus carefully, including the risk factors and our annual report on Form 20-F, which is incorporated by reference and is being delivered with this Prospectus.

THE COMPANY

Our company, which has its headquarters in Panama, is a specialized multinational bank established in 1977 to finance trade in Latin America and the Caribbean. Our Class A shares, representing 28% of our outstanding shares, are held by 23 central banks, or other state-owned entities, of countries in Latin America. Our Class B shares, representing 22% of our outstanding shares, are held by 117 local Latin American banks which hold 92% of our Class B shares, and 28 international banks, which hold 7% of the Class B shares. Our Class E shares are traded on the New York Stock Exchange. We are principally engaged in providing short-term trade-related financing to our stockholder banks and to other selected commercial banks in Latin America which then on-lend to businesses engaged in foreign trade. At December 31, 2002, 19% of our outstanding loans were to private sector commercial banks, 18% to the Latin American subsidiaries or affiliates of international banks, 20% to state-owned commercial banks, 3% to central banks, 4% to governments, 13% to state-owned exporting organizations, 15% to multinational corporations and 8% to other private corporations.

A prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence resulted in late December 2001 in a profound crisis which forced the Argentine government to adopt stringent measures. These included a freeze by the Argentine government of deposits in banks in Argentina, a requirement that banks in Argentina convert their dollar-denominated deposits into Argentine pesos, foreign exchange controls, bank holidays and restrictions representing a default by the government on the repayment of $132 billion of foreign debt in December 2001. The deterioration of the Argentine economy, reflecting four years of economic recession, adversely affected the financial condition of our Argentine obligors, including banks and corporations, and the quality of our loans to those obligors.

During 2002, due to the deterioration of the financial condition of our Argentine obligors, we incurred charges of $323 million consisting of $279 million of provisions for credit losses, including losses on loans and off-balance sheet items, and $44 million of impairment loss on securities, relating to our Argentine credit portfolio. At December 31, 2002, the Argentine credit portfolio, including loans, fair value of securities and off-balance sheet items, totaled $774 million out of a total credit portfolio of $3,232 million and our total allowance for credit losses related to our loan portfolio and off-balance sheet items in Argentina was $380 million. As a result of these charges, we incurred a net loss for the year 2002 of $268.8 million.

In addition, the deterioration of our financial condition, including the size of our credit portfolio in Argentina and the amount of losses and potential losses relating to that credit portfolio, resulted in our credit ratings being down-graded in 2002, with one of the three credit rating agencies, Fitch, IBCA, Inc., or Fitch, reducing its rating on our debt securities to below investment grade. Based on statements made by our other two rating agencies, Moody’s Investor Services, Inc., or Moody’s, and Standard & Poor’s Ratings Services, a Division of the McGraw-Hill Companies, or Standard & Poor’s, we believe that their continued maintenance of our remaining investment grade credit ratings is conditioned upon receipt by us of aggregate share sale proceeds of at least $100 million from the Offer and related sales of unsubscribed shares to a core group of investors, and that if we are not successful in raising this amount, they will reduce our credit ratings to below investment grade.

These factors had an adverse effect on our ability to obtain funding for our lending operations. This reduced access to funding, coupled with the reduction in our capital, resulting from the credit loss provisions and impairment charges, and our credit risk concentration limits, caused us to dramatically reduce our credit portfolio during 2002. Our credit portfolio and total assets declined from $6.4 billion and $5.9 billion, respectively, at December 31, 2001 to $3.2 billion and $2.9 billion, respectively, at December 31, 2002, representing declines of 50% and 51%, respectively. These declines were accompanied by a decline in our interest income (before provision for loan losses) from $118 million in 2001 to $66 million in 2002 and an almost 900% increase in our impaired loans from $77 million at December 31, 2001 to $691 million at December 31, 2002. Also, our total deposits declined by 65% from $1.57 billion at December 31, 2001 to $550 million at December 31, 2002. In the short term, this has reduced our income generating capacity and required us to reduce our operating expenses to adjust to the lower level of lending activity. In addition, this reduction has increased the percentage of our credit portfolio in Argentina compared to our portfolio in other less troubled countries, and thus the relative concentration of our problem loans. In the long term, the decline in our credit portfolio will reduce our presence and competitive position in the Latin American trade finance market if we are unable to obtain additional funding to increase our credit portfolio.

We believe that our allowance for credit losses is adequate to cover any chargeoffs that will be necessary on our Argentine credit portfolio and on credits we have in other countries. In addition, even though we incurred substantial losses for the full year 2002, we reported net income of $15.8 million and $15.0 million for the third and fourth quarters of 2002, respectively. We are hopeful that with the addition of new equity capital raised through this rights offering and the renewed focus on our core trade finance business we will be able to gradually increase the size of our loan portfolio and our revenues. However, if we are not successful in raising new equity capital and if this results in a further downgrade of our credit ratings, we do not believe we would be able to obtain the funding necessary to continue our lending business even at its presently reduced levels. Also, it is important to note that prospects for economic performance and stability both globally and in Latin America are highly uncertain and we may not be able to achieve our goals even with the addition of new equity capital.

Our principal executive offices are located at Calle 50 and Aquilino de la Guardia in Panama City, Panama.

RECENT DEVELOPMENTS

Since the end of 2002, our company has been focused on continuing to provide short-term trade-related loans to commercial banks in Latin America. We have been operating profitably, and net income for the quarter ended March 31, 2003 was $10.4 million. We did not need to make any significant additional net provisions in order to increase our credit loss allowances or incur any significant charges for impairment loss on securities during the first quarter. The size of our credit portfolio has remained relatively stable during this period and we continue to work with our Argentine borrowers in order to maximize interest payments on our impaired loans in that country. It has not been necessary to classify any additional loans as impaired during the first quarter and, with the exception of $3,000 of past due interest on a Brazilian loan, all of our loans in Brazil and Venezuela continue to perform in accordance with their current terms.

In April 2003, we negotiated the sale from our Argentine portfolio of certain loans and bonds made to or issued by corporate obligors. If all these transactions close, they will result in profits to us of $56 million because the sale proceeds we are receiving exceed the carrying value of those assets net of previously established specific credit loss allowances. Because part of the gain on the bonds had already been recognized and reflected in our balance sheet as of March 31, 2003, the incremental effect of the sales on our equity capital will be an increase of $44 million.

At December 31, 2002 and at March 31, 2003, we had an outstanding loan in the amount of $50 million and $48.9 million, respectively, to Electropaulo of Brazil (“Electropaulo”). Commencing in December 2002, with final documentation being signed on February 28, 2003, this loan was rescheduled as a result of financial difficulties experienced by Electropaulo and its need to extend its debt maturities in line with its anticipated future cash flows. The rescheduling did not reduce the principal amount of the loan or the interest rate but extended the term of the final principal installment of the loan for one year. Electropaulo remains current with respect to the payment of interest on this loan. We determined, based on an analysis consistent with the guidance provided by Financial Accounting Standard 114, that the rescheduling would not result in our company incurring any loss on this loan compared to its original terms and that, as a result, the loan should not be considered impaired and did not require the establishment of a specific loan loss allowance. On April 24, 2003, Electropaulo experienced a technical default with respect to a portion of a $305 million syndicated loan outstanding to a group of banks, not including our company. This technical default resulted from the failure by Electropaulo to reach an agreement on terms with respect to rescheduling this syndicated loan with two of the banks in the syndicate. We understand that progress is being made with these two banks and that the rescheduling is expected to be completed by mid-May 2003. We do not believe that any of Electropaulo’s creditors have taken action, in response to this technical default, to accelerate the maturity of, or declare in default under cross default provisions, any other indebtedness of Electropaulo. Because of the anticipated rescheduling terms of our $50 million loan prior to December 31, 2002 and progress made by Electropaulo in the rescheduling of a significant amount of its debt obligations, we did not create a specific loan loss allowance for this loan. We also concluded that, based on the overall quality of our Brazilian credit portfolio, most of which is outstanding to financial institutions, the $52 million generic loan loss allowance for Brazil was adequate to cover any potential loss with respect to this loan. We did not change this view as of March 31, 2003 and thus there were no changes with respect to specific or generic loan loss allowances relating to this loan as of that date. Given the technical default which occurred on April 24, 2003, we are monitoring Electropaulo carefully. If, as we assume, the $305 million syndicated loan is rescheduled promptly, we do not believe any changes will be required with respect to loan loss allowances relating to this loan as of that date. However, if the rescheduling cannot be completed promptly, and certainly by the end of the current fiscal quarter, we will re-examine whether the creation of a specific loan loss allowance for this loan is required.

The crisis in Argentina continues to evolve and a recent ruling by the Argentine Supreme Court has increased the level of uncertainty regarding the eventual resolution of the crisis and its impact on our company, particularly with respect to Argentina’s banking system. In that ruling, which was issued on March 5, 2003, the court ruled in favor of San Luis Province against state-owned Banco de la Nacion that the Argentine government’s decree in February 2002 converting U.S. dollar deposits with Argentine banks into peso deposits was illegal. Although the specific ruling only involved $250 million in funds, it would seem to apply to an additional 170,000 cases now before the Argentine courts involving a total of $1.6 billion, as well as potential claims involving peso-dollar conversion of deposits amounting to an additional $17.8 billion. If all of these deposits were “redollarized” it would greatly increase the obligations of Argentine banks, many of which are our borrowers, in peso terms. Prior to this ruling, our company had a relatively favorable position with respect to our Argentine bank borrowers since our loans to them had not been converted to pesos, as had the repayment obligations of those Argentine banks to their Argentine depositors. The Argentine government is discussing a number of ways to address the impact of the ruling, including the issuance of dollar denominated bonds to represent the redollarized deposit obligations of Argentine banks. We are unable at this time to predict the effect that this ruling will have on our ability to be repaid by our Argentine bank borrowers or whether this will require us to create additional loan loss allowances for our Argentine credit exposure. In the short term, this will increase the uncertainty regarding the ultimate resolution of the Argentine crisis.

The current presidential election also increases the uncertainty regarding how the crisis in Argentina will be resolved. On April 27, 2003, former president Carlos Menem won the first round election by a small margin and now faces a run-off against Néstor Kirchner, a provincial governor. On the first trading day after the election, Argentina’s main stock index closed down 8.6% following the showing by Mr. Kirchner who is reported to advocate more state intervention in the economy than Mr. Menem. The run-off election is scheduled for May 18, 2003.

THE OFFER

Terms of the Offer

We are issuing to our common shareholders of record, or Record Date Shareholders, as of the close of business on May             , 2003, which is the Record Date, non-transferable Rights, entitling the holders thereof to subscribe for up to an aggregate of 29,411,765 shares of our Common Stock. The rights offering we are making is called the Offer in this Prospectus. We have three classes of Common Stock: Class A shares, Class B shares and Class E shares. As the holder of shares of one of these three classes, you will receive Rights to purchase shares of that class only. As a Record Date Shareholder, you will receive              Rights for each share of Common Stock held by you on the Record Date, and if you fully exercise your Rights, you will be entitled to subscribe for additional shares of the class to which your Rights relate as part of the Over-Subscription Privilege described in this Prospectus. The number of Rights issued to you will be rounded up to the nearest whole number. Fractional shares will not be issued upon the exercise of the Rights.

If you hold your shares through a broker-dealer, which in turn holds its shares through Cede & Co., or Cede, nominee for The Depository Trust Company, or DTC, or any other depository or nominee (in each instance, a Nominee Holder), your broker will be considered the holder of your Rights that are held by Cede, or other depository or nominee, for purposes of determining the number of shares you can acquire through the Offer.

The Rights entitle you to acquire at the Subscription Price one share of the class to which the Rights relate for each whole Right you receive. The Subscription Price per share will be the lowest of the three averages of the last reported sales price of a Class E share on the New York Stock Exchange for three periods consisting of 90, 30, and 10 trading days, respectively, each ending on June             , 2003 which is two trading days prior to June             , 2003, the Expiration Date. As soon as the Subscription Price is calculated on June             , 2003, we will announce it in a press release and prominently display it on our website at www.blx.com. If the Subscription Price had been calculated based on this formula as of May             , 2003, it would have been $             per share. Rights may be exercised at any time during the Subscription Period, which begins on May             , 2003 and ends at 5:00 p.m., New York City time, on June             , 2003, although we may, in consultation with the Soliciting Dealers, extend the period during which we will accept subscriptions to a date not later than June             , 2003. Your right to subscribe at the Subscription Price for one share for each whole Right held is referred to in this Prospectus as the Primary Subscription.

If we decide to extend the period during which we will accept subscriptions, we will make that decision no later than June             , 2003, which is one trading day prior to the Expiration Date. We may only extend this period once, and we will not extend it to a date later than June             , 2003. If we decide to extend this period, we will immediately issue a press release announcing the extension and also prominently display details regarding the extension on our website at www.blx.com. If we extend this period, the Subscription Price will not change.

The new Class E shares issued in the Offer have been approved for listing and will be listed on the NYSE.

Increase in Authorized Capital; Share Classes

We recently amended our Articles of Incorporation to increase our company’s authorized share capital so that we could sell the shares to Record Date Shareholders in the Offer. At a special meeting held on November 18, 2002, our shareholders approved an amendment to our Articles of Incorporation which increases the number of shares of Common Stock our company is authorized to issue from 70 million to 180 million, consisting of 40 million Class A shares, 40 million Class B shares and 100 million Class E shares.

Our Class A shares may be issued only to central banks of countries in Latin America, banks in which a country is the majority shareholder and other government agencies. Class B shares may be issued only to banks and financial institutions and Class E shares may be issued to any natural person or entity. The shares of each of the three classes are identical in all respects except as to these ownership requirements, and voting, convertibility and preemptive rights. All holders of shares have the same voting rights, except with respect to the election of directors and certain significant matters as to which the holders of Class A shares have supermajority voting rights. These supermajority voting rights mean that a vote of three-fourths of the holders of the Class A shares is required to dissolve our company, to amend certain articles contained in our Articles of Incorporation, including articles describing our purpose and powers, our authorized capital, the composition of our Board of Directors and our fundamental policies, and any merger or consolidation of our company. Holders of Class A shares currently have the right to elect three of our ten directors, holders of Class B shares have the right to elect two directors, holders of Class E shares have the right to elect three directors, and the holders of all shares, voting together as a group, have the right to elect two directors. The Class B shares are convertible into Class E shares on a share-for-share basis. The holders of Class A and Class B shares have preemptive rights with respect to the issuance of additional shares of the same class, subject to our ability to issue 3% of our outstanding shares annually without providing preemptive rights. Holders of Class E shares have no preemptive rights. See “Description of Securities.”

Over-Subscription Privilege

If you fully exercise all your Rights, you will be entitled to over-subscribe for additional shares to the extent that shares offered to other shareholders are not purchased by them in the Primary Subscription. Any shares acquired by you in this over-subscription will be of the same class as the shares you currently own, even though they may represent shares of another class which were not purchased by other shareholders. We refer to this additional subscription privilege as the Over-Subscription Privilege. Each shareholder may subscribe through the Over-Subscription Privilege for all of the unsubscribed shares, regardless of the number of shares held by the shareholder. If there are not sufficient shares to satisfy all the over-subscriptions, the available shares will be alloted in proportion to the number of shares held by each shareholder who exercises the Over-Subscription Privilege.

Subscription Price and Exercise of Rights

The Subscription Price per share will be the lowest of the three averages of the last reported sales price of a Class E share on the NYSE for three periods consisting of 90, 30 and 10 trading days, respectively, each ending on June    , 2003, the Pricing Date, which is two trading days prior to the

Expiration Date. As soon as the Subscription Price is calculated on the Pricing Date, we will announce it in a press release and prominently display it on our website at www.blx.com. If you choose to exercise your Rights before we announce the Subscription Price, which we do not recommend, you will not know at the time of exercise the Subscription Price for shares you are acquiring. You or your broker may exercise your Rights by completing an Exercise Form and delivering it, together with payment, to The Bank of New York, the Subscription Agent, at the address shown under “The Offer—Subscription Agent” or by means of a Notice of Guaranteed Delivery. See “The Offer—Method of Exercise of Rights.” If you exercise your Rights before 5:00 p.m., New York City time, on June     , 2003 when we plan to announce the Subscription Price, the amount of the payment for any shares for which you subscribe will be based on an estimated subscription price, or the Estimated Subscription Price, of $     per share, which represents what the subscription price would have been if the Pricing Date had occurred on May     , 2003 rather than June     , 2003, the actual Pricing Date. The actual Subscription Price may be materially different from the Estimated Subscription Price given the economic and political volatility in Argentina, Brazil and Venezuela and the world generally and given the volatility in the stock market. If you exercise your Rights after we announce the Subscription Price, the amount of the payment for any shares for which you subscribe will be based on the actual Subscription Price. See “The Offer—Payment for Shares.”

If your subscription is received by the Subscription Agent prior to 5:00 p.m., New York City time, on the Pricing Date, you will have the right to rescind your subscription by submitting to the Subscription Agent a completed Rescission Form prior to 5:00 p.m. New York City time, on June             , 2003. If you exercise your Rights after 5:00 p.m. on the Pricing Date, you will have no right to modify or rescind your subscription after the Subscription Agent receives your completed Exercise Form or Notice of Guaranteed Delivery from you or your Nominee Holder.

Core Support Group and Minimum Offering Size

The sale of any shares as a result of the Offer is conditioned on the receipt by us of aggregate share sale gross proceeds of at least $100 million through the Offer and sales to Core Support Group members. A group of existing Class A and Class B shareholders, and a small number of other institutions including multilateral organizations and development banks, which we refer to as the Core Support Group, have made non-binding preliminary commitments or expressions of interest to us to purchase for investment at the Subscription Price certain shares to the extent that Record Date Shareholders do not subscribe for all of the shares offered in the Offer. Based on statements made to us by Core Support Group members, which are not binding, we expect that most Core Support Group members that are Record Date Shareholders will fully subscribe for shares to which they are entitled in the Primary Subscription, but will not acquire additional shares through the Over-Subscription Privilege. Commitments from the Core Support Group members have not yet been formalized through binding agreements and are expected to be subject to a number of conditions which vary among the Core Support Group members. Therefore, we cannot assure you that we will be successful in reaching the minimum level of $100 million in gross proceeds required to sell any shares in the Offer.

Non-Transferable Rights

The Rights are non-transferable and will not be listed for trading on the NYSE or any other exchange. The Class E shares are listed for trading on the NYSE, but the Class A and Class B shares are not listed for trading on any stock exchange and there is no active trading market for those shares, although the Class B shares are freely convertible into Class E shares on a share-for-share basis.

Soliciting Dealers

In connection with the Offer, BNP Paribas Securities Corp. and Deutsche Bank Securities Inc., as Soliciting Dealers, will solicit the exercise of Rights. We have agreed to pay the Soliciting Dealers a solicitation fee equivalent to 2.75% of the subscription proceeds received by us from the exercise of Rights by holders of Class E shares. For example, if we are successful in reaching the minimum level of $100 million in gross share sale proceeds and if Class E shareholders subscribe for $50 million of that amount, we would pay the Soliciting Dealers a solicitation fee equal to $1,375,000. In addition, we have agreed to pay the Soliciting Dealers a fee of approximately $4,500,000 for financial advisory services, including in connection with the Offer, and to reimburse them for their out-of-pocket expenses estimated at $350,000.

Foreign Restrictions

Exercise Forms will not be mailed to Class E shareholders whose addresses on our records are outside the United States. For these purposes, the United States includes its territories and possessions and the District of Columbia. The Rights to which these Exercise Forms relate will be held by the Subscription Agent for the accounts of any foreign shareholders until instructions are received to exercise the Rights. If no instructions are received, the Rights of these foreign shareholders will expire. See “The Offer—Foreign Restrictions.”

Information Agent

The Information Agent for the Offer is:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Toll Free : (800) 322-2885

                    or

Call Collect: (212) 929-5500

You may also contact your broker or Nominee Holder for information about the Offer.

Important Dates to Remember

Event	Date
Record Date	May , 2003
Subscription Period	May , 2003 to June , 2003 (we may extend the period during which we will accept subscriptions to not later than June , 2003)
Pricing Date	June , 2003
Expiration Date	June , 2003 (we may extend the period during which we will accept subscriptions to not later than June , 2003)
Exercise Forms, Accompanied by Payment for Shares, or Notices of Guaranteed Delivery Due	June , 2003 (unless extended to not later than June , 2003)

Event	Date
Exercise Forms and Payment for Shares Due under Notices of Guaranteed Delivery	June , 2003 (unless extended)
Payment of any additional amounts for Shares Due	June , 2003 (unless extended)
Date by which payments will be returned from unaccepted subscriptions	June , 2003 (unless extended)

Purpose of the Offer

The purpose of the Offer is to raise needed equity capital for our company. The deterioration of our financial condition resulting from the debt default in Argentina and our credit exposure in that country required us, during 2002, to take charges of $323 million for credit loss provisions and impairment losses on securities relating to our Argentine credit portfolio. These charges, together with a $52 million decline in interest income in 2002 compared to 2001, resulted in a net loss for 2002 of $268.8 million and produced a decline in our common stockholders’ equity from $598 million at December 31, 2001 to $329 million at December 31, 2002. As a result, our Board of Directors believes that we must raise a minimum of $100 million of Tier 1 capital in order to allow us to retain our remaining investment-grade credit ratings from Moody’s and Standard & Poor’s. If we do not retain these investment grade credit ratings, we will not be able to obtain the funding needed to fulfill our primary role of providing trade financing to borrowers in Latin America at levels we have historically provided. The Board has determined that the only realistic way to raise this amount of capital is through the offering and sale of additional shares of our Common Stock at a price based on the market price of the Class E shares prior to the offering.

The Board believes that with the additional capital, our company should be able to obtain the funding needed to operate its trade financing business at increased levels while maintaining our Tier 1 capital ratio at an acceptable level, although there is no assurance of success. Our Board firmly believes that this course of action is the best alternative for addressing the long-term interests of our shareholders.

During the first quarter of 2002, the major credit rating agencies downgraded our company’s credit ratings due to our large Argentine credit exposure and the increasing risk of default among Argentine borrowers, in light of Argentina’s deposit controls and currency devaluation. Following comprehensive management presentations regarding our recapitalization plan and business strategy, Moody’s, confirmed our company’s Baa3/P3 investment-grade rating on July 31, 2002 and Standard & Poor’s issued a statement maintaining our company’s BBB-/A3 investment-grade rating on August 1, 2002, each with a negative outlook. On August 12, 2002, Fitch further reduced its ratings on our debt securities to below investment-grade (BB+/B), with a stable outlook. Fitch indicated that even if our recapitalization plan is successfully implemented, capital levels may prove inadequate to cushion against further asset quality deterioration and are incompatible with investment grade ratings. On January 22, 2003, Moody’s changed its rating outlook from negative to stable. Moody’s indicated that this change in outlook was made in light of the “demonstrated financial commitment” of a group of major core shareholders to our recapitalization plan as well as to our “developmental mission,” and Moody’s stated in its most recent report on us that our investment grade rating and outlook assumed that our recapitalization plan will be completed.

Based on statements made by Standard & Poor’s and Moody’s, we believe that if we do not obtain additional Tier 1 equity capital, it is highly likely that these rating agencies will reduce their ratings on our debt obligations to below investment-grade. Our ability to obtain the funding necessary to carry on our trade financing activities in Latin America at meaningful levels depends on maintaining our remaining investment-grade credit ratings. A reduction of these credit ratings to below investment-grade could, the Board believes, significantly reduce the availability of funding and increase our overall funding costs. This would cause us to further reduce our lending activities which would further reduce our net interest income and further weaken our franchise and our role in providing trade finance in the Region.

Use of Proceeds

If all the Rights are exercised in full at the Estimated Subscription Price of $             per share, the net proceeds to us would be approximately $            , before deduction of fees and expenses incurred in connection with the Offer. We will not sell any shares in the Offer unless shares are sold, including shares sold to the Core Support Group, for an aggregate purchase price of at least $100 million. We will use the net proceeds of the Offer, and any proceeds received from Core Support Group members, to fund our lending activities.

Summary Consolidated Financial Data

The selected consolidated financial data presented below are derived from our company’s consolidated financial statements at and for the years indicated, which were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and audited by KPMG Peat Marwick. Our Consolidated Financial Statements at December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 are included in our Annual Report for the fiscal year ended December 31, 2002, which is incorporated by reference into and being delivered with this Prospectus.

	At and for the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share amounts and ratios)
Income Statement Data:
Net interest income	$92,210	$112,698	$112,670	$118,739	$66,655
Provision for loan losses	(11,200)	(14,700)	(8,000)	(77,144)	(272,586)

Net interest income (loss) after provision for loan losses	81,010	97,998	104,670	41,594	(205,931)

Other income (expense):
Net commission income	19,031	24,291	23,664	13,691	7,010
Provision for losses on off-balance sheet credit risk	0	(6,000)	(11,200)	0	(6,170)
Provision for losses on guarantees	(15,534)	0	0	0	0
Derivatives and hedging activities	0	0	0	7,379	(341)
Impairment loss on securities	0	0	0	(40,356)	(44,268)
Gain on early extinguishment of debt	0	0	0	0	1,430
Gain on sale of securities available for sale	0	0	0	4,798	184
Gain (loss) on foreign currency exchange	13	54	80	(21)	301
Other income	1,330	1,328	1,086	674	553

Net other income (expense)	4,840	19,674	13,630	(13,834)	(41,302)

Total operating expenses	(14,067)	(16,578)	(21,180)	(23,973)	(19,306)
Income (loss) from continuing operations before income tax	71,783	101,093	97,121	3,787	(266,539)
Income tax	0	(36)	(65)	(35)	47

Income (loss) from continuing operations, net	71,783	101,057	97,056	3,752	(266,492)
Discontinued operations:
Loss from operations and disposal of segment	0	0	0	(2,388)	(2,346)

Income (loss) before cumulative effect of accounting change	71,783	101,057	97,056	1,364	(268,838)
Cumulative effect of accounting change	0	0	0	1,129	0

Net income (loss)	71,783	101,057	97,056	2,494	(268,838)
Net income (loss) available for common stockholders	70,386	99,687	95,770	1,138	(269,850)
Balance Sheet Data:
Securities purchased under agreements to resell	$0	$0	$0	$291,871	$132,022
Investment securities	163,935	178,816	395,459	362,098	165,714
Impaired loans	0	23,786	14,724	77,061	691,472
Loans (including impaired loans)	5,119,897	4,594,174	4,927,465	4,733,710	2,516,512
Allowance for loan losses	108,753	117,670	110,388	177,484	429,720
Total assets	5,587,726	5,172,132	5,660,682	5,922,267	2,929,267
Total deposits	1,705,997	1,617,174	1,743,842	1,571,359	551,973
Short-term borrowings and placements	1,883,629	1,520,971	1,509,880	1,823,324	647,344
Medium and long-term borrowings and placements	1,269,598	1,212,566	1,582,479	1,787,161	1,285,493
Total liabilities	4,963,999	4,474,809	4,945,666	5,308,617	2,587,868
Total common stockholders’ equity	606,506	680,429	699,205	598,418	328,923
Average number of shares outstanding	20,305	20,141	19,783	18,102	17,343
Per Common Share Data:
Net income (loss), after Preferred Stock dividend and before cumulative effect of accounting change	3.47	4.95	4.83	0.00	(15.56)
Diluted earnings per share before cumulative effect of accounting change	3.46	4.93	4.81	0.00	(15.56)

	At and for the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share amounts and ratios)
Net income (loss), after Preferred Stock dividend and after cumulative effect of accounting change	3.47	4.95	4.83	0.06	(15.56)
Diluted earnings per share after cumulative effect of accounting change	3.46	4.93	4.81	0.06	(15.56)
Net income (loss) from continuing operations	3.47	4.95	4.83	0.13	(15.42)
Book value (period end)	29.93	34.08	36.36	34.43	18.91
Cash dividends per share	0.96	0.96	2.50	1.88	0.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets before cumulative effect of accounting change	1.33%	1.93%	1.92%	0.02%	(6.47)%
Return on average assets after cumulative effect of accounting change	1.33%	1.93%	1.92%	0.04%	(6.47)%
Return on average common stockholders’ equity before cumulative effect of accounting change	12.21%	15.68%	13.98%	0.00%	(60.48)%
Return on average common stockholders’ equity after cumulative effect of accounting change	12.21%	15.68%	13.95%	0.16%	(60.48)%
Net interest margin	1.71%	2.15%	2.24%	2.00%	1.53%
Net interest spread	0.90%	1.30%	1.14%	1.32%	1.01%
Total operating expenses to total average assets	0.26%	0.32%	0.42%	0.40%	0.46%
Cash dividend payout ratio	27.67%	19.39%	51.76%	3,133.3%	0.00%
Asset Quality Ratios:
Impaired loans to loans, net of unearned income (1)	0.00%	0.52%	0.30%	1.63%	27.58%
Net charge-offs to loans, net of unearned income	0.37%	0.13%	0.31%	0.21%	0.81%
Allowance for loan losses to loans, net of unearned income	2.14%	2.57%	2.25%	3.77%	17.14%
Allowance for loan losses to non-accruing loans	n.a	495%	750%	230%	62%
Allowance for losses on off–balance sheet credit risks to total contingencies net of mark to market guarantees (options)	n.a	0.50%	1.62%	1.88%	5.53%
Capital Ratios:
Common stockholders’ equity to total assets	10.85%	13.16%	12.35%	10.10%	11.23%
Tier 1 capital to risk-weighted assets (2)	20.06%	24.52%	18.27%	15.73%	15.26%
Total capital to risk-weighted assets (2)	21.90%	26.40%	19.94%	17.39%	16.51%

(1)	We did not have any repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 at any of the dates indicated above, with the exception in 2002 of $6.2 million of Argentine obligations. However, most of our credit portfolio in Argentina has been classified as impaired, the terms of certain Argentine loans have been extended, and we anticipate that we will be required to restructure a significant portion of our Argentine credits.
(2)	Calculated using the U.S. Federal Reserve Board’s 1992 fully phased in risk-weighted capital guidelines. Although we are not subject to the risk-based capital or leverage requirements of the Federal Reserve Board, if these requirements did apply to us, management believes that the capital ratios for our company would be as presented. Our total capital to risk-weighted asset ratio calculated according to applicable Panama Banking Law provisions was 12.9% at December 31, 2002.

The summary consolidated financial data set forth below have been derived from our unaudited interim financial statements for the three months periods ended March 31, 2002 and March 31, 2003. In the opinion of our management, the financial data set forth below include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our consolidated financial condition and results of operations as of the dates and for the periods specified. Results for the first quarter are not, however, necessarily indicative of results to be expected as of and for the year ended December 31, 2003.

	At and for the Three Months Ended March 31,
	2002	2003
	(in thousands, except per share amounts and ratios)
Income Statement Data:
Net interest income(1)	23,027	13,770
Provision for loan losses	(20,000)	7,325

Net interest income (loss) after provision for loan losses	3,027	21,096

Other income (expense):
Net commission income(1)	2,792	2,429
Provision for losses on off-balance sheet credit risk	0	(7,642)
Provision for losses on guarantees	0	(97)
Derivatives and hedging activities	(317)	(802)
Impairment loss on securities	0	(3)
Gain on early extinguishment of debt	0	0
Gain on sale of securities available for sale	98	0
Gain (loss) on foreign currency exchange	51	(27)
Other income	100	6

Net other income (expense)	2,725	(6,135)

Total operating expenses	(4,661)	(4,581)
Income (loss) from continuing operations before income tax	1,090	10,380
Income tax	(9)	(4)

Income (loss) from continuing operations, net	1,081	10,376
Discontinued operations:
Loss from operations and disposal of segment	(607)	0

Income (loss) before cumulative effect of accounting change	474	10,376
Cumulative effect of accounting change	0	0

Net income (loss)	474	10,376
Net income (loss) available for common stockholders	170	10,127
Balance Sheet Data:
Securities purchased under agreements to resell	244,524	132,022
Investment securities	301,462	158,139
Impaired loans	96,947	668,037
Loans (including impaired loans)	3,872,355	2,380,877
Allowance for loan losses	197,484	414,553
Total assets	4,965,310	2,851,998
Total deposits	941,815	577,391
Short-term borrowings and placements	1,582,086	664,923
Medium and long-term borrowings and placements	1,738,843	1,146,448
Total liabilities	4,350,662	2,489,073
Total common stockholders’ equity	599,416	350,466
Average number of shares outstanding Per Common Share Data:	17,342	17,343
Net income (loss), after Preferred Stock dividend and before cumulative effect of accounting change	0.01	0.58
Diluted earnings per share before cumulative effect of accounting change	0.01	0.58
Net income (loss), after Preferred Stock dividend and after cumulative effect of accounting change	0.01	0.58

	At and for the Three Months Ended March 31,
	2002	2003
	(in thousands, except per share amounts and ratios)
Diluted earnings per share after cumulative effect of accounting change	0.01	0.58
Net income (loss) from continuing operations	0.04	0.58
Book value (period end)	34.55	20.19
Cash dividends per share	0.00	0.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets before cumulative effect of accounting change	0.04%	1.46%
Return on average assets after cumulative effect of accounting change	0.04%	1.46%
Return on average common stockholders’ equity before cumulative effect of accounting change	0.11%	12.13%
Return on average common stockholders’ equity after cumulative effect of accounting change	0.11%	12.13%
Net interest margin	1.70%	1.73%
Net interest spread	1.28%	1.13%
Total operating expenses to total average assets	0.35%	0.65%
Cash dividend payout ratio	0.00%	0.00%
Asset Quality Ratios:
Impaired loans to loans, net of unearned income (2)	2.51%	28.15%
Net charge-offs to loans, net of unearned income	0.00%	0.33%
Allowance for loan losses to loans, net of unearned income	5.12%	17.47%
Allowance for loan losses to non-accruing loans	204%	62.06%
Allowance for losses on off–balance sheet credit risks to total contingencies net of mark to market guarantees (options)	2.74%	6.17%
Capital Ratios
Common stockholders’ equity to total assets	12.07%	12.29%
Tier 1 capital to risk-weighted assets (3)	16.69%	18.16%
Total capital to risk-weighted assets (3)	18.36%	19.41%

(1)	For March 31, 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with U.S. GAAP.
(2)	We did not have any repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 at March 31, 2002. Total troubled debt restructurings at March 31, 2003 amounted to $139 million consisting of $138 million restructured Argentine loans and $1 million corresponding to a security received in payment for a loan to an Argentine bank.
(3)	Calculated using the U.S. Federal Reserve Board’s 1992 fully phased in risk-weighted capital guidelines. Although we are not subject to the risk-based capital or leverage requirements of the Federal Reserve Board, if these requirements did apply to us, management believes that the capital ratios for our company would be as presented. Our total capital to risk-weighted asset ratio calculated according to applicable Panama Banking Law provisions was 14.79% at March 31, 2003.

RISK FACTORS

Investment in the shares offered through this Prospectus involves a high degree of risk. Please carefully consider the following risk factors, along with the other information contained in this Prospectus, including the documents incorporated by reference, before deciding whether to exercise your Rights.

Upon completion of the Offer, you will own a smaller proportional interest in our company if you do not fully exercise your Rights and an immediate dilution of the book value per share probably will occur.

If you do not fully exercise your Rights you will, at the completion of the Offer, own a smaller proportional interest in our company than you owned prior to the Offer. In addition, an immediate dilution of the book value per share probably will be experienced by you as a result of the Offer and the purchase of shares by Core Support Group members because the Subscription Price probably will be less than the then current book value per share, and the number of shares outstanding after the Offer will increase by a greater percentage than the increase in the amount of our stockholders’ equity. Although we cannot state precisely the amount of this decrease in value because we do not know how many shares will be sold or what the Subscription Price will be, dilution could be substantial. For example, if the Subscription Price per share is $             and the book value per share on the Expiration Date is $            , and if all 29,411,765 shares are sold, our book value per share would be reduced by approximately $             per share or             %. The actual Subscription Price and book value may be greater or less than the Subscription Price and book value we have assumed in this example.

To the extent we pay fees and incur expenses connected to the Offer, they will have a dilutive effect on our book value per share.

Global economic conditions have been weak making recovery in Latin America more difficult and increasing the risk that economic conditions in Latin America will further deteriorate and increase the level of our problem loans.

During 2001, the U.S. economy suffered a recession, and was further adversely affected by the attack on New York’s World Trade Center. Negative trends that began in 2001, such as extreme volatility in the U.S. equity markets, have continued through the end of 2002. Most major economies in Europe also suffered economic downturns during 2001 and/or 2002. Because the United States and Europe are the principal export markets for the Latin American region, these global conditions have adversely affected Latin American economies. If these conditions continue or worsen, it likely will delay any economic recovery in the Latin American region which would reduce our access to funding, which would in turn reduce our ability to make loans, and increase the risk profile of our credit portfolio. This would further reduce our interest income and require us to make further provisions against probable loan losses.

Economic conditions in the Latin American region, where we conduct all our lending activities, and where past economic difficulties have resulted in debt restructurings and loan losses for lenders, have been highly volatile since the end of 2001 and could deteriorate further and require us to further increase our credit loss allowance.

All of our lending activities are conducted with borrowers in the Latin American region which includes Central and South America and the Caribbean. At various times in the past, countries in this region have experienced severe economic difficulties, including periods of slow or negative growth, large government budget deficits, high inflation, currency devaluation and unavailability of foreign exchange, including dollars. As a result, since we began operations in 1979, many governments and public and private institutions in the Latin American region have at various times been unable to make interest and principal payments on their external debt, and much of the external debt of the region has been restructured to provide for extensions of repayment schedules, grace periods during which payments of principal have been suspended and, in certain cases, reduced principal and/or rates of interest.

These difficulties have arisen again, particularly in Argentina where a prolonged economic crisis has resulted in a default on the country’s public sector external debt. The Argentine crisis has required us to add in 2002 $273 million to our loan loss allowance to provide for probable losses on our Argentine loan portfolio. This resulted in a $269 million loss for us and a $269 million reduction in our shareholders equity in 2002. If economic conditions in countries in the Latin American region where we conduct lending activities deteriorate further, we could be required to make further loan loss provisions, which could produce additional losses and further reduce our capital.

Economic problems in countries in the Latin American region have led to increasing political instability in a number of countries, particularly Argentina and Venezuela. This political instability has further compounded and prolonged the economic difficulties due to the lack of effective government mechanisms to address the problems.

The crisis in Argentina has resulted in almost our total Argentine credit portfolio being classified as impaired and required us to increase our allowance for credit losses during 2002 which resulted in a large net loss and reduction of our stockholders equity. A continuation of the crisis may result in higher losses on our Argentine loans than we have provided for. This would reduce our earnings or produce additional losses, and could further reduce our capital base.

A prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence resulted in late December 2001 in a profound crisis which forced the Argentine government to adopt stringent measures. These included a freeze on bank deposits, forced conversion of dollar-denominated bank deposits into Argentine pesos, foreign exchange controls, bank holidays and restrictions on repayment as well as a default by the government of $132 billion of foreign debt in December 2001. There is uncertainty as to how or when the situation will be resolved.

The deterioration of the Argentine economy, reflecting four years of economic recession, and the current crisis reduced the capital and earnings of our Argentine obligors, including banks and corporations, and made it more difficult if not impossible for them to repay our loans.

Our Argentine credit portfolio at December 31, 2002 amounted to $774 million, which represented a reduction of $340 million from December 31, 2001. All of our exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen). None of our loans in Argentina have been converted to Argentine pesos. During 2002, we collected interest from Argentine borrowers of approximately $38 million (including $17 million received after the credits were classified as impaired) representing 87% of interest due from those borrowers, while interest in the amount of $6 million was past due on December 31, 2002. At June 30, 2002, 97% of our total credit portfolio in Argentina was classified as impaired and, since June 30, 2002, all interest income on our Argentine impaired credit portfolio is accounted for on a cash basis.

Our Argentine credit portfolio at March 31, 2003 amounted to $758 million, which represented a reduction of $16 million from December 31, 2002. During the first quarter of 2003, we collected interest from Argentine borrowers of approximately $7.0 million representing 72% of interest due from those borrowers, while interest in the amount of $8 million was past due on March 31, 2003.

Even with the benefit of our confirmed multilateral status, given the continued severity of the Argentine crisis, we believe that we will have to renegotiate and restructure loans, and that we will also face write-offs related to our Argentine portfolio.

Because of concerns about the collectibility of our Argentine credit portfolio, our Board and management increased our allowance for credit losses during 2002 by $279 million. As of December 31, 2002, our total allowance for credit losses amounted to $453 million of which $380 million related to our loan portfolio and off-balance sheet items in Argentina of $739 million. As a result of the increase in our allowance for credit losses and a $44 million charge for impairment loss on Argentine securities during 2002, we incurred a net loss for 2002 of $269 million. This also had the effect of reducing our common stockholders’ equity to $329 million at December 31, 2002 from $598 million at December 31, 2001.

As of March 31, 2003, our total allowance for credit losses amounted to $446 million of which $357 million related to our loan portfolio and off-balance sheet items in Argentina of $717 million.

We believe that our $380 million of allowances for credit losses related to our exposure in Argentina is adequate to cover any Argentine credit charge offs on our Argentine loans and off-balance sheet credit risks. Argentina has reached a limited agreement with the International Monetary Fund regarding additional IMF loans, and the Argentine economy has shown some signs of a recovery, although the crisis is far from over. If there is further deterioration in Argentine economic conditions, or if the crisis continues indefinitely, our loan losses in Argentina could be higher than we currently anticipate. This would require us to take additional charges against our earnings and/or equity capital, which could produce losses for us in the future and a significant reduction in our equity capital.

The devaluation of the Argentine peso has made it much more difficult for our Argentine obligors to repay their obligations to us, all of which are denominated in U.S. dollars.

In early 2002, the Argentine government abandoned its currency board arrangement which previously had effectively linked the value of the Argentine peso to the value of the U.S. dollar, on a one-for-one basis. As a result, the Argentine peso has been devalued against the U.S. dollar by approximately 65%. This has made it much more difficult for our Argentine obligors to repay their obligations to us, all of which are denominated in U.S. dollars. Most of these Argentine obligors receive most of their income in the form of Argentine pesos and thus, because of the devaluation, a much larger amount in pesos will be required to repay our loans than was the case when the loans were made. This has increased the likelihood that these obligors will not be able to repay our loans based on their original terms and that substantial restructurings and loan reductions will be required.

Brazil recently elected a new administration whose economic policies are untested. To the extent these policies are not free market oriented, they could produce a deterioration of economic conditions in Brazil causing defaults in our Brazilian credit portfolio and requiring us to create further loan loss allowances.

Investors became increasingly uneasy about Brazil due to, among other factors, the situation in Argentina and an increasingly uncertain political environment leading up to the election at the end of October 2002 of Luiz Inacio Lula da Silva. The markets are awaiting further clarification as to the policies that will be implemented by his administration and the effect of these policies, although there has been a positive market reaction to Mr. da Silva’s actions and appointments thus far. The election was preceded by the rapid decline in the value of Brazil’s currency compared to the U.S. dollar, making it more difficult for our Brazilian obligors to repay their U.S. dollar-denominated obligations to us, and speculation about the ability of Brazil to service its approximately $239 billion of public debt, much of which must be refinanced in the next several years.

Our credit portfolio in Brazil amounted to $1,115 million at December 31, 2002 and $1,084 million at March 31, 2003, down from $2,461 million at December 31, 2001. As of the date of this Prospectus, substantially all of our loans to Brazilian borrowers are current and there are no past due amounts of interest or principal, although loans to two Brazilian borrowers aggregating $60.2 million have been restructured. In addition, approximately 70% of our portfolio in Brazil matures during 2003 giving us the flexibility to further reduce our exposure in Brazil if this becomes necessary. We remain committed to continuing our lending activities in this very important market in the region. However, the political and economic situation in Brazil may deteriorate, which could weaken our Brazilian credit portfolio. If this were to occur, our capital levels, even after our proposed recapitalization, could prove inadequate to accommodate the need to create further loan loss allowances.

The current political and economic turmoil in Venezuela is making it more difficult for our Venezuelan borrowers to service their loans on a timely basis and this situation could worsen and result in some of these borrowers defaulting on their loans.

Broadbased discontent with the policies of the current Venezuelan government produced a country-wide strike which seriously disrupted economic activity in Venezuela and severely curtailed the production and export of oil, the major source of Venezuela’s foreign exchange. In response, the government has imposed foreign exchange and price controls, making it more difficult for our borrowers in that country to obtain the U.S. dollars needed to service their U.S. dollar loans to us on a timely basis. We expect that if this situation continues, it will result in some payment delays on our Venezuelan loans and there is a significant risk that some of these loans will not be repaid. At March 31, 2003, our credit portfolio in Venezuela amounted to $147 million, representing 4.6% of our total credit portfolio, and there were no past due amounts of interest or principal.

Our credit ratings, already at below investment grade in the case of Fitch, may be further reduced by Moody’s and Standard & Poor’s to below investment grade. This would severely hamper our ability to obtain funding to carry on our trade financing activities.

During the first quarter of 2002, the major credit rating agencies downgraded our credit ratings due to our large Argentine credit exposure and the increasing risk of default among Argentine borrowers, in light of Argentina’s deposit controls and currency devaluation. The downgrades also reflected our large exposure in Brazil where political and economic uncertainty could require us to create additional loan loss allowances. On August 12, 2002, Fitch further reduced its ratings on our debt securities to below investment grade with a stable outlook. Fitch indicated that even if our recapitalization plan is successfully implemented, capital levels may prove inadequate to cushion against further asset quality deterioration and are incompatible with investment grade ratings. As of the date of this Prospectus, our company has long-term debt ratings of Baa3 from Moody’s, BBB- from Standard & Poor’s and BB+ from Fitch and short-term debt ratings of Prime 3, A-3 and B from Moody’s, Standard & Poor’s and Fitch, respectively. The Baa3 rating from Moody’s and the BBB- rating from Standard & Poor’s are investment-grade ratings. Although the rating outlook from Standard & Poor’s remains negative, on January 22, 2003, Moody’s changed its rating outlook from negative to stable. Moody’s indicated that this change in outlook was made in light of the “demonstrated financial commitment” of a group of major core shareholders to our recapitalization plan as well as to our “developmental mission,” and Moody’s stated in its most recent report on us that our investment grade rating and outlook assumed that our recapitalization plan will be completed.

This deterioration in our financial condition has had a significant negative impact on our asset base and capital, and has threatened our remaining investment-grade credit ratings. As a result, the Board and management believe that we must raise a minimum of $100 million of Tier 1 capital to provide us with a prudent level of capitalization in view of the environment in which we operate. We also believe that this additional capital is needed in order to allow us to retain our investment-grade credit ratings from Moody’s and Standard & Poor’s, although a further deterioration of our financial condition caused by continuing adverse developments in Argentina, Brazil and Venezuela, as well as other Latin American countries, could result in us losing these investment grade credit ratings even if we are successful in raising this additional capital.

A further deterioration of the Argentine situation or difficulties in other countries in the Latin American region where we have large exposures may trigger further downgrades in our credit ratings from Moody’s and Standard & Poor’s to below investment-grade ratings. This would increase our cost of funds, and reduce our deposit base and accessibility to the debt capital markets. Based on statements made by Standard & Poor’s and Moody’s, we believe that if we do not obtain additional Tier 1 equity capital, it is highly likely that these rating agencies will reduce their ratings on our debt obligations to below investment-grade. In that case, our ability to obtain the funding necessary to carry on our trade financing activities in Latin America at meaningful levels will be severely hampered. In addition, even if we are successful in raising $100 million of additional capital, it may not be sufficient to achieve our stated goals, including maintaining our investment-grade ratings from Moody’s and Standard & Poor’s.

Our allowances for credit losses may prove to be inadequate to cover credit losses related to our loan portfolio and off-balance sheet items. If we are required to create additional allowances for credit losses, it could produce further significant losses for us and reduce our equity capital.

At December 31, 2002, the total allowance for credit losses amounted to $453 million, of which $380 million, representing specific allowances, related to our portfolio of impaired loans and off-balance sheet items in Argentina. At December 31, 2002, our total portfolio of loans and off-balance sheet items amounted to $2,939 million, $739 million, or 25%, of which represented loans and off-balance sheet items in Argentina. The remaining $73 million of our allowance for credit losses represents a generic allowance which covers our $2.2 billion of loans and off-balance sheet items outstanding in countries other than Argentina.

At March 31, 2003, the total allowance for credit losses amounted to $446 million, of which $357 million, representing specific allowances, related to our portfolio of impaired loans and off-balance sheet items in Argentina. At March 31, 2003, our total portfolio of loans and off-balance sheet items amounted to $2,833 million, $717 million, or 25%, of which represented loans and off-balance sheet items in Argentina. The remaining $89 million of our allowance for credit losses represents a generic allowance which covers our $2.2 billion of loans and off-balance sheet items outstanding in countries other than Argentina.

We face the risk that our allowances for credit losses may be inadequate to cover the credit losses in our credit portfolio because of further deterioration in the economies of Latin American countries subsequent to December 31, 2002, the date as of which these allowances were determined. Also, the allowances are based on a variety of assumptions and estimates which may prove to be incorrect. For example, the crisis in Argentina is not over and its economy has not yet stabilized, and conditions in Argentina and other countries in the region may change dramatically. The recent ruling of the Supreme Court of Argentina holding that the action of the Argentine government in converting certain U.S. dollar-denominated deposits into peso-denominated deposits was illegal exemplifies the potential for future developments which could prolong the crisis in Argentina, and the uncertainty created by this ruling could delay the commencement of necessary Argentine debt restructurings.

We believe that our current allowance for credit losses is adequate to cover any charge-offs that will be necessary on our current credit portfolio. Our management and Board will continue to maintain the allowance for credit losses at levels which reflect the potential for political and economic instability in countries in the Latin American region and economic cycles. Determining the appropriate level of allowances for credit losses necessarily requires our management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Latin American region. As a result, our current level of allowances may not be adequate to cover losses in our credit portfolio. For example, it is possible that further deterioration in Argentina, or further pressures on other borrowers, particularly in Brazil and Venezuela, could require additional allowances which would produce charges against our earnings or produce further losses that would further reduce our capital.

Our weakened financial condition, credit rating downgrades and increased risk perception of the Latin American region have adversely affected our funding activity and may continue to do so.

Our weakened financial condition and downgrades by the rating agencies have affected our funding activity, by making our lenders and depositors less willing to lend funds to, or place them with, us and by increasing the interest costs for us of borrowing funds or obtaining deposits. As a result, we experienced a 52% decline in our deposits and borrowings during 2002. In addition, the dramatic increase in the risk perception of Latin America resulted in a significant decline in the availability of credit lines to the Latin American region. As a result, it has been difficult for Latin American borrowers, including our company, to access international debt markets for placements of securities. Our company experienced a 49% decline in its credit portfolio during 2002 due to, among other things, these difficulties in funding. If this trend continues and funding does not become more readily available to us in the near future, further reductions in our deposits and borrowings, and corresponding reductions in our credit portfolio, are likely to occur.

We believe that a reduction of our investment-grade credit ratings to below investment-grade by Standard & Poor’s and Moody’s would further reduce the amount of funding available to us for our lending activities, and also substantially increase the cost of any funding that could be obtained.

If the amounts of funding available to us further decline we would be forced to further reduce our credit portfolio which would increase the percentage that our non-performing loans represents of our total credit portfolio and which would further reduce our interest income, making it more difficult to pay our fixed operating expenses. In addition, a further increase in the cost of our funding would reduce the interest rate spread that we earn through our lending activities, and thus further reduce our interest income.

Concentration of our lending activities in a relatively small number of countries could accentuate our loan losses if one or more of those countries encounter further economic difficulties.

At March 31, 2003, approximately $2,390 million, or 75%, of our credit portfolio was outstanding to borrowers in the following five countries: Brazil ($1,084 million, or 34%); Argentina ($758 million, or 24%); Mexico ($164 million, or 5%); the Dominican Republic ($237 million, or 7%); and Venezuela ($147 million, or 5%). In addition, at March 31, 2003, 22% of our total credits were to nine borrowers in Brazil, 6% of our total credits were to four borrowers in the Dominican Republic and 5% of our total credits were to three borrowers in Mexico. Our exposure in each country where we extend credit is subject to our Board of Director’s approved country limit process that takes into account not only concentration issues, but also general political and economic risk in each country, prospects for business and funding considerations. A significant deterioration, or further deterioration, of economic conditions in any of these countries or of the financial condition of any of these borrowers could require us to create additional allowances for credit losses, or suffer further credit losses with the effect being accentuated because of this concentration.

Concentration of a substantial portion of our funding activities on interbank deposits from central banks required us to significantly reduce our lending when those deposits declined and could do so again in the future.

One of our sources of funding for short-term loans is interbank deposits received principally from central banks in the Latin American region. Historically, these deposits have represented approximately 35% of our total liabilities. During 2002, these central banks withdrew a substantial portion of their deposits with us in large part because of the deterioration in our financial condition and the resulting downgrades in our credit ratings. Overall deposits declined by 65% from $1,571 million at December 31, 2001 to $552 million at December 31, 2002 and, in part as a result, total loans declined by 47% from $4,734 million at December 31, 2001 to $2,517 million at December 31, 2002. Despite this decline in deposits, we were able to maintain a healthy net cash position throughout 2002 due to, among other things, the repayment of loans funded with these deposits, reflecting an asset and liability maturity profile that is basically matched. At December 31, 2002, deposits represented 21% of total liabilities, with the balance comprised of short-term obligations primarily from international banks and medium-term obligations primarily from the debt capital markets.

At March 31, 2003, our overall deposits and total loans amounted to $577 million and $2,381 million, respectively.

We face the risk that central banks which withdrew deposits during 2002 will not increase the level of their deposits with us, and will further reduce their deposits if we suffer further downgrades of our credit ratings. Failure by central banks to increase their deposit levels with us will make it more difficult to obtain the funding necessary to increase our lending business and improve our profitability. Further withdrawals of deposits by these central banks would force us to further reduce our credit portfolio thus further reducing net interest income.

We face liquidity risk which is the risk of not having adequate cash flow to repay our obligations on a timely basis. Also, no government-owned central bank would act as a lender of last resort if we face a liquidity crisis.

As a bank, we face liquidity risk, which is the risk of not being able to maintain an adequate cash flow to repay our deposits and borrowings incurred to fund our credit portfolio on a timely basis. Failure to adequately manage our liquidity risk could produce a liquidity crisis in which we would not be able to fund these obligations as they become due. We manage our liquidity risk by maintaining our liquidity funds, which are funds generated by demand deposits, call accounts and time deposits placed with us, in short term, highly liquid and high quality investments such as overnight and other short term deposits, negotiable money market instruments, commercial paper and other similar instruments. The primary objectives for these investments are security and liquidity. In order to manage our liquidity needs, our liquidity position is reviewed and monitored on a daily basis by management. Our management follows a conservative liquidity management strategy and in view of the volatility in the Latin American region began gradually increasing our net cash position in the second quarter of 2001. During 2002, we were able to reduce our obligations by approximately $2.7 billion in an orderly fashion while maintaining an adequate liquidity position. At December 31, 2002, liquidity levels amounted to $479 million, representing a net cash position of 87% of total deposits.

Because Panama does not issue its own paper currency, the Banco Nacional de Panama does not act as a central bank in the traditional sense and is not a lender of last resort to the banking system in Panama. Accordingly, if we faced a liquidity crisis, we would have to rely on commercial sources of liquidity and would not have access to a central bank lender of last resort, as would a bank located in the United States or in certain other countries. In a liquidity crisis, commercial sources of liquidity probably would not be adequate to meet our liquidity needs which would result in the failure of our company and the intervention of the Panama banking authorities. The central banks of other countries in Latin America would not be authorized to act as lenders of last resort for us if we faced a liquidity crisis because we are a Panamanian bank and not located in their respective countries.

As a bank, we face interest rate risk which is caused by the mismatch in maturities of interest bearing assets and liabilities. If not properly managed, this mismatch can reduce net interest income as interest rates fluctuate.

As a bank, we face interest rate risk because interest bearing liabilities generally reprice more quickly than interest earning assets. In this liability sensitive position, failure to adequately manage this mismatch has the potential for reducing our net interest income during periods of increasing interest rates. During 2002, we took several steps to reduce the mismatch between assets and liabilities, including an increase in our net cash position and a change in the mix of our liabilities. As a result, at December 31, 2002, our cumulative maturity gap for the subsequent six months was positive. We attempt to manage our interest rate risk by matching, where possible, the terms and repricing characteristics of our interest rate sensitive assets and liabilities. However, this is not always possible given the needs of our borrowers and the available funding sources and thus we face the risk that mismatches will again occur in the future, and if they do, that sudden, or unexpectedly large, movements in interest rate levels will reduce our net interest income.

Because we lend in U.S. dollars to borrowers whose income generally is in local currencies, we face the risk that significant local currency devaluations and the imposition of local foreign exchange controls will make it more difficult for our borrowers to repay our loans on a timely basis.

Because we make U.S. dollar-denominated loans, we face the risk that declines in the value of our borrowers’ local currencies will increase the cost, in local currency terms, to our borrowers of acquiring dollars to repay our loans. We also face the risk that local country foreign exchange controls will restrict the ability of our borrowers to acquire dollars to repay our loans on a timely basis.

Sales of additional Class E shares into the public market could reduce their market price.

Sales of substantial amounts of Class E shares into the public market could adversely affect the market price of Class E shares. The holders of the Class B shares may at any time, and with no limitation, exchange Class B shares for Class E shares, at a rate of one Class B share for one Class E share. As of March 31, 2003, there were 3,446,819 Class B shares outstanding, and we are offering an additional 6,470,588 Class B shares, which could increase substantially through the Over-Subscription Privilege and purchases by Core Support Group members, as part of the Offer. In addition, because of the Over-Subscription Privilege and purchases by Core Support Group members, the number of Class E shares sold could substantially exceed the 14,705,833 Class E shares initially being offered in the Offer. As a result, if the Offer is fully subscribed, the total number of Class E shares outstanding in the public market, together with the total number of Class B shares which could be converted into Class E shares and available for sale in the market, could increase substantially, which could reduce the market price of the Class E shares.

The issuance of substantial additional shares to the holders of Class A and Class B shares in the Offer and in the offering to the Core Support Group could result in control of our company by our Class A and Class B shareholders. These shareholders, which are mostly central or government owned banks and local banks in Latin America, may have interests adverse to those of ordinary investors.

We expect to offer up to 29,411,765 shares of our common stock in the Offer and to the Core Support Group. Because of the Over-Subscription Privilege, and the arrangements for the sale of unsubscribed shares to the Core Support Group, it is possible that substantially all of the shares offered could be acquired in the form of Class A, Class B or Class E shares, by our current Class A and Class B shareholders.

The holders of the Class A shares are central banks of countries in Latin America, banks in which a country is the majority shareholder and other government agencies. The holders of Class B shares are primarily local banks in Latin America.

The holders of the Class A shares currently have the right to elect three of our directors, the holders of the Class B shares have the right to elect two directors and the holders of the Class E shares have the right to elect three directors. The holders of all shares, voting as a group, have the right to elect two directors. As a result, if sufficient Class A shares are issued as a result of the Offer and to Core Support Group members, the holders of Class A shares would be in a position to elect 5 of our 10 directors, and the holders of our Class A shares and Class B shares together would be able to elect 7 of our 10 directors, which in either case would substantially reduce the influence of ordinary investors who hold our Class E shares. In addition, members of the Core Support Group which are Class A and Class B shareholders may purchase Class E shares, which would also have a dilutive effect on the voting rights of ordinary investors.

Many of our Class A and Class B shareholders have received and are expected to continue to receive loans from us as part of our regular lending activities. As a result, those shareholders may have interests adverse to those of ordinary investors since their primary focus may be on obtaining loans from us rather than the profitability of our company. In addition, the central or government owned banks which are our shareholders may have an interest in maintaining the availability of our loans for local banks in their jurisdictions, and in protecting local banks which encounter economic difficulties, and these interests may not be consistent with the interests of ordinary shareholders.

We believe that all of our loans are made on the basis of objective credit criteria which are applied regardless of whether the borrower is a shareholder of our company. In addition, Panamanian banking regulations limit our ability to make loans to shareholders that own 5% or more of our outstanding capital stock.

We face competition from banks that offer similar financing services and have greater resources and access to less expensive funding than we do. We also depend upon our competitors to fund and support our activities and if they cease to do so, it would reduce our funding and lending activities. Banking business consolidation in Latin America has reduced the number of our local customers and increased the competitive position of international banks.

Most of the competition we face in the trade financing area and within the markets we serve is from international banks, mostly European and North American, which provide similar financing services to those provided by us. These banks have substantially greater resources and access to less expensive funding than is the case with us, which puts us at a competitive disadvantage. Due to recent economic developments in the Latin American region, we have fewer competitors because many international banks have reduced their exposure in this region or have withdrawn from the region altogether. Although some of these international banks compete with us, they are also providers of funding for us and represent a source of business for our company. For example, most of these international banks provide credit facilities to us to finance our trade finance activity. We also lend to branches or subsidiaries of certain international banks in the Latin American region. If our competitors cease to fund and support our activities as they have done in the past, we may be unable to compete effectively in the markets that we serve. We estimate that international banks with which we compete in the Latin American region provided approximately $1,336.9 million of funding to us or 52% of our total liabilities at December 31, 2002. If these international banks ceased providing this funding to us for competitive reasons, we would be required to further reduce our credit portfolio and seek to replace this funding from other sources which may not be available or would be available only at a substantially higher interest cost.

A substantial consolidation of the banking business in Latin America has occurred and is continuing. This has reduced the number of local banks in the region, which are our primary customers for trade finance loans, and increased the concentration and importance of international banks and their agencies in the region which are our primary competitors. These changes in the business and in the markets of the Latin American region could potentially place us at a competitive disadvantage with respect to scale, resources and our ability to develop and diversify our sources of income.

Bank regulation to which we are subject in Panama and the Cayman Islands is less comprehensive than bank regulation in the United States, which could allow us to operate using less conservative banking practices than those required in the United States.

The Superintendence of Banks of Panama regulates, supervises and examines our company. In addition, BLADEX Cayman, our wholly-owned subsidiary, is regulated, supervised and examined by government authorities in the Cayman Islands and the New York Agency is regulated, supervised and examined by the New York Banking Department and the United States Federal Reserve Board. The regulation of our company and BLADEX Cayman by relevant Panamanian and Cayman Islands authorities differs from, and is less comprehensive than, the regulation generally imposed on banks in the United States by federal and state regulatory authorities, although banking regulation in Panama is moving towards uniformity with other, more comprehensive, bank regulatory systems, such as in the United States. Under United States law, the New York Agency is subject to on-site examination by New York State and U.S. federal regulators on an annual basis. Under Panama banking law, examinations are required to be carried out every two years. BLADEX Cayman is not subject to regular examination by Cayman Islands banking authorities. Also, limitations on the amount that can be loaned to a single borrower are more strict under New York law, which limits the New York Agency to lending no more than 15% of its capital and surplus to any one borrower, than under Panama banking law which permits loans of up to 30% in some circumstances. There is no similar limit under Cayman Islands banking law. The greater flexibility with respect to lending limits under Panama and Cayman Islands law permit our company and BLADEX Cayman to operate using less conservative banking practices with respect to lending limits than if all of our lending activities, and the lending activities of BLADEX Cayman, were subject to regulation in the United States.

THE COMPANY

Our company, which has its headquarters in Panama City, Panama, is a specialized multinational bank established to finance trade in Latin America and the Caribbean. Our company was incorporated under the laws of Panama on November 30, 1977 and began business operations on January 2, 1979. Our two primary subsidiaries are Banco Latinoamericano de Exportaciones, Limited (BLADEX), or BLADEX Cayman, and BLADEX Representacao Ltda. BLADEX Cayman, which is a wholly-owned subsidiary, was incorporated under the laws of the Cayman Islands (B.W.I.) on September 8, 1987.

BLADEX Representacao Ltda., which was incorporated under the laws of Brazil on January 7, 2000, was established to act as our representative office in Brazil. In addition, we established an agency in the State of New York which began business operations on March 27, 1989. We refer to our agency in New York as the New York Agency. The New York Agency is principally engaged in obtaining inter-bank deposits and short-term borrowings to finance our short-term investments and foreign trade loans. We also have representative offices in Buenos Aires, Argentina and Mexico City, Mexico.

We are principally engaged in providing short-term trade-related financing to our stockholder banks and to other selected commercial banks in Latin America which then on-lend to businesses engaged in foreign trade. We also provide financing to state and private export institutions. The majority of our short-term financing is extended in connection with specific foreign trade transactions that have been identified to us. In connection with our strategy to address our capital and funding needs, we have amended our

By-Laws to focus our lending activities on the financing of trade operations in Latin American countries. This provision of our

By-Laws may not be amended without the vote of at least seven of our ten directors.

Our lending activities are funded by inter-bank deposits, primarily from central banks and financial institutions in the Latin American region. Our lending activities are also funded by short-term and medium-term borrowings and floating and fixed rate placements made with financial institutions and investors in Japan, Europe and North America. We do not provide retail banking services to the general public, such as retail savings accounts or checking accounts, and we do not take retail deposits.

THE OFFER

Terms of the Offer

We are issuing Rights to subscribe for shares to you, as a Record Date Shareholder. As a Record Date Shareholder, you are being issued              non-transferable Rights for each full share of Common Stock owned by you on the Record Date. The number of Rights to be issued to Record Date Shareholders will be rounded up to the nearest whole number of Rights. Accordingly, no fractional shares will be issued upon the exercise of the Rights. The maximum number of Rights we will issue is             . The actual number of Rights issued may vary based on the number of shares of Common Stock held by each beneficial owner due to rounding.

If you hold your shares through a broker-dealer, which in turn holds its shares through Cede & Co., or Cede, nominee for The Depository Trust Company, or DTC, or any other depository or nominee (in each instance, a Nominee Holder), your broker will be considered the holder of your Rights that are held by Cede, or other depository or nominee, for purposes of determining the number of shares you can acquire through the Offer.

The Rights entitle you to acquire at the Subscription Price one share of the class of shares to which the Rights relate for each whole Right you hold. Rights may be exercised at any time during the Subscription Period, which begins on May             , 2003 and ends at 5:00 p.m., New York City time, on June             , 2003, although we may, in consultation with the Soliciting Dealers, extend the period during which we will accept subscriptions to a date not later than June             , 2003.

If you fully exercise all Rights initially issued to you, you will be entitled to subscribe for additional shares pursuant to the Over-Subscription Privilege. For purposes of determining the maximum number of shares that a Record Date Shareholder may acquire pursuant to the Offer, broker-dealers whose shares are held of record by Cede, the nominee for DTC, or by any other depository or nominee, will be considered the holders of the Rights that are held by Cede or another depository or nominee for Cede.

Shares acquired through the Over-Subscription Privilege may be subject to allotment, which is more fully discussed below under “—Over-Subscription Privilege.”

The Rights are non-transferable and will not be admitted for trading on the NYSE or any other exchange.

Purpose of the Offer

The purpose of the Offer is to raise needed equity capital for our company. The deterioration of our financial condition resulting from the debt default in Argentina and our credit exposure in that country required us, during 2002, to take charges of $323 million for credit loss provisions and impairment losses on securities relating to our Argentine credit portfolio. These charges, together with a $52 million decline in interest income in 2002 compared to 2001, resulted in a net loss for 2002 of $268.8 million and produced a decline in our common stockholders’ equity from $598 million at December 31, 2001 to $329 million at December 31, 2002. As a result, our Board of Directors believes that we must raise a minimum of $100 million of Tier 1 capital in order to allow us to retain our remaining investment-grade credit ratings from Moody’s and Standard & Poor’s. If we do not retain these investment grade credit ratings, we will not be able to obtain the funding needed to fulfill our primary role of providing trade financing to borrowers in Latin America at levels we have historically provided. The Board has determined that the only realistic way to raise this amount of capital is through the offering and sale of additional shares of our Common Stock based on the market price of the Class E shares prior to the offering.

Our Board has conducted an exhaustive analysis, with the assistance of our financial advisors, BNP Paribas Securities Corp. and Deutsche Bank Securities Inc., of the alternatives available to us to address the need to obtain additional equity capital. These alternatives included continuing to operate our company without additional equity capital, attempting to raise some form of capital other than common equity that would be less dilutive to our existing shareholders and even the orderly winding down of our company’s business. After careful consideration, the Board concluded that without additional Tier 1 capital, our company would not be able to obtain the funding needed to continue its trade financing business in a significant way, that acceptable alternative forms of capital were not available in the market, and that it was in the best interest of our shareholders that our company continue and grow its trade financing business.

The Board believes that with the additional capital, our company should be able to obtain the funding needed to operate its trade financing business at increased levels while maintaining our Tier 1 capital ratio at an acceptable level, although there is no assurance of success. Our Board firmly believes that this course of action is the best alternative for addressing the long-term interests of our shareholders.

During the first quarter of 2002, the major credit rating agencies downgraded our Company’s credit ratings due to our large Argentine credit exposure and the increasing risk of default among Argentine borrowers, in light of Argentina’s deposit controls and currency devaluation. Following comprehensive management presentations regarding our recapitalization plan and business strategy, Moody’s confirmed our company’s Baa3/P3 investment-grade rating on July 31, 2002 and Standard & Poor’s issued a statement maintaining our company’s BBB-/A3 investment-grade rating on August 1, 2002, each with a negative outlook. On August 12, 2002, Fitch further reduced its ratings on our debt securities to below investment-grade (BB+/B), with a stable outlook. Fitch indicated that even if our recapitalization plan is successfully implemented, capital levels may prove inadequate to cushion against further asset quality deterioration and are incompatible with investment grade ratings. On January 22, 2003, Moody’s changed its rating outlook from negative to stable. Moody’s indicated that this change in outlook was made in light of the “demonstrated financial commitment” of a group of major core shareholders to our recapitalization plan as well as to our “developmental mission,” and Moody’s stated

in its most recent report on us that our investment grade rating and outlook assumed that our recapitalization plan will be completed. We believe that both Moody’s and Standard & Poor’s have, however, clearly conditioned their recent actions upon the receipt of adequate support of Core Support Group members and the successful completion of our planned capital injection. Our management has been maintaining periodic contact with the rating agencies to keep them informed of our company’s financial condition as well as its recapitalization plan. As of the date of this Prospectus, our company has long term debt ratings of Baa3 from Moody’s, BBB- from Standard & Poor’s and BB+ from Fitch and short-term debt ratings of Prime 3, A-3 and B from Moody’s, Standard & Poor’s and Fitch, respectively.

Based on statements made by Standard & Poor’s and Moody’s, we believe that if we do not obtain additional Tier 1 equity capital it is highly likely that these rating agencies will reduce their ratings on our debt obligations to below investment-grade. Our ability to obtain the funding necessary to carry on our trade financing activities in Latin America at meaningful levels depends on maintaining our remaining investment-grade credit ratings. A reduction of these credit ratings to below investment-grade could, the Board believes, significantly reduce the availability of funding and increase our overall funding costs. This would cause us to further reduce our lending activities which would further reduce our net interest income and further weaken our franchise and our role in providing trade finance in the region.

Over-Subscription Privilege

Shares not subscribed for by you and other Rights holders will be offered, by means of the Over-Subscription Privilege, to Record Date Shareholders who have exercised all exercisable Rights held by them by the Expiration Date and who wish to acquire more than the number of shares to which they are entitled in the Primary Subscription. This means that, although you will be given a limited number of Rights, there is no limit, other than the maximum fixed number of shares offered in the Offer, on the number of shares that you can request under the Over-Subscription Privilege. Any shares acquired by you through the Over-Subscription Privilege will be of the same class as shares you currently own, even though they may represent shares of another class which were not purchased by other shareholders. If you wish to exercise the Over-Subscription Privilege, you should indicate, on the Exercise Form which you or your broker submits in order to exercise the Rights held by you, how many shares you are willing to acquire through the Over-Subscription Privilege. If sufficient shares remain, all over-subscriptions will be honored in full. To the extent sufficient shares are not available to honor all over-subscription requests, the available shares will be allocated among those who over-subscribe based on the number of Rights originally issued to them so that the number of shares issued to Record Date Shareholders who subscribe through the Over-Subscription Privilege will generally be in proportion to the number of shares owned by them in our company on the Record Date. The percentage of remaining shares each over-subscribing Record Date Shareholder may acquire may be rounded-up or down to result in delivery of whole shares. The allocation process may involve a series of allocations in order to assure that the total number of shares available for over-subscriptions is distributed on a pro rata basis.

The Subscription Price

The Subscription Price per share, which will be the same for the Class A, Class B and Class E shares being offered, will be the lowest of the three averages of the last reported sales price of a Class E share on the NYSE for three periods consisting of 90, 30 and 10 trading days, respectively, each ending on the Pricing Date. If you exercise your Rights after 5:00 p.m., New York City time, on the Pricing Date, you will have no right to modify or rescind a purchase after the Subscription Agent has received a completed Exercise Form or Notice of Guaranteed Delivery.

The last reported sale price of a Class E share on the NYSE on May             , 2003 was             .

Core Support Group and Minimum Offering Size

The sale of any shares as a result of the Offer is conditioned on the receipt by us of aggregate share sale gross proceeds of at least $100 million. Twelve Core Support Group members have made non-binding preliminary commitments or expressions of interest to us to purchase for investment at the Subscription Price certain shares to the extent that Record Date Shareholders do not subscribe for all of the shares offered in the Offer. Seven of these Core Support Group members are Latin American government-owned banks, two are Latin American government-owned entities, two are multilateral organizations and one is a non-Latin American development bank. None of the Core Support Group members are U.S. persons. Five existing Class A shareholders, holding 35% of the outstanding Class A shares, and one existing Class B shareholder, holding 13% of the outstanding Class B shares, are Core Support Group members. The other six Core Support Group members are not currently shareholders of our company. We will not know the final make-up of the Core Support Group or the amounts of shares to be purchased by its members until the Expiration Date.

Based on statements made to us by Core Support Group members, which are not legally binding, we expect that most Core Support Group members that are Record Date Shareholders will fully subscribe for shares to which they are entitled in the Primary Subscription, but will not acquire additional shares through the Over-Subscription Privilege. Members of the Core Support Group who signed confidentiality agreements with us were given access a number of months ago, for the purpose of conducting preliminary investor due diligence, to a data room containing financial and other information regarding our company which is not being made available in the same format to shareholders generally in connection with the Offer. However, all of this information has been effectively covered or superseded in all material respects by disclosures in, or incorporated by reference into, this Prospectus. We do not have any formalized binding commitments from any Core Support Group members to purchase any of the shares being offered, although we expect to receive written binding commitments in the form of Subscription Agreements from each of the Core Support Group members on or prior to the Expiration Date. Based on discussions and negotiations with most of the Core Support Group members, we expect that these Subscription Agreements will contain a number of conditions to the purchase of shares by the Core Support Group members, which are standard for placements of securities of this type, including compliance with representations and warranties regarding our financial condition and operations and the delivery of legal opinions at the closing. The Soliciting Dealer Agreement between us and the Soliciting Dealers contains representations and warranties and closing conditions, including the delivery of bring-down certificates and legal opinions, which are substantially the same as the representations and warranties and closing conditions contained in the Subscription Agreements and which indirectly benefit shareholders receiving the Offer. The terms on which members of the Core Support Group are subscribing for shares, including the Subscription Price, are substantially the same as the terms on which shareholders are subscribing in the Offer. We will not accept subscriptions from Core Support Group members after the Expiration Date, unless we extend the period during which we will accept subscriptions for all shareholders. We cannot assure you that we will be successful in reaching the minimum level of $100 million in gross proceeds required to sell any shares in the Offer.

Expiration of the Offer

The Offer will expire at 5:00 p.m., New York City time, on June             , 2003, although we may, in consultation with the Soliciting Dealers, extend the period during which we will accept subscriptions to a date not later than June             , 2003. Rights will expire on the Expiration Date and thereafter may not be exercised unless we extend the subscription period. Since the Subscription Price will not be determined until the Pricing Date, if you decide to acquire shares through the Primary Subscription or through the Over-Subscription Privilege prior to the Pricing Date, you will not know, when you make your decision, the purchase price for the shares.

Subscription Agent

The Subscription Agent is The Bank of New York. The Subscription Agent will receive for its administrative, processing, invoicing and other services as subscription agent, an amount estimated to be approximately $25,000, and reimbursement for all out-of-pocket expenses related to the Offer, which are estimated to be $10,000. Communications from you to the Subscription Agent should be directed to The Bank of New York, at the address below. SIGNED EXERCISE FORMS SHOULD BE SENT TO The Bank of New York, by one of the methods described below. We reserve the right to accept Exercise Forms actually received on a timely basis at the address listed below.

BY FIRST CLASS MAIL OR EXPRESS MAIL:	BY OVERNIGHT COURIER OR BY HAND:

The Bank of New York Reorganization Services P.O. Box 11248 Church Street Station New York, New York 10286-1248	The Bank of New York Reorganization Services 101 Barclay Street Receive and Deliver Window, Street Level New York, New York 10286

Facsimile: (212) 815-6433 To Confirm Facsimile Only: (212) 815-6212

Delivery to an address other than the above will not be considered good delivery.

Information Agent

If you have any questions or requests for assistance, they may be directed to the Information Agent at its telephone number and address listed below:

The Information Agent for the Offer is:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Toll Free: (800) 322-2885

or

Call Collect: (212) 929-5500

You may also contact your broker or Nominee Holder for information about the Offer.

The Information Agent will receive a fee estimated to be $6,500, plus reimbursement for all out-of-pocket expenses related to the Offer, which we estimate will be $500.

Method of Exercise of Rights

You may exercise your Rights by completing and signing the Exercise Form and mailing it in the envelope provided, or otherwise delivering the completed and signed Exercise Form to the Subscription Agent, together with payment for the shares as described below under “—Payment for Shares.” You may also exercise your Rights by contacting a broker, banker or trust company who can arrange, on your behalf, to guarantee delivery of payment and of a properly completed and executed Exercise Form. A fee may be charged to you for this service. Fractional shares will not be issued upon the exercise of the

Rights. Completed Exercise Forms must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on June     , 2003, the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under “—Payment for Shares”) at the offices of the Subscription Agent at the address appearing above.

We may extend the period during which we will accept subscriptions to a date not later than June     , 2003. If we decide to extend the subscription period, the last day on which we will accept subscriptions will become the Expiration Date, but the Pricing Date will not change. We may only extend this period once and we will make the decision regarding whether or not we extend no later than June     , 2003 which is one trading day prior to the Expiration Date. If we decide to extend the subscription period, we will immediately issue a press release announcing the extension and also prominently display details regarding the extension on our website at www.blx.com.

Shareholders Who Are Record Owners.  If you are a record owner, you can choose between either option described under “—Payment for Shares” below. If time is of the essence, option (2) will permit delivery of the Exercise Form and payment after the Expiration Date.

Shareholders Whose Shares Are Held By a Nominee.  If your shares of Common Stock are held by a nominee such as a broker or trustee, you must contact the nominee to exercise your Rights. In that case, the nominee will complete the Exercise Form on your behalf and arrange for proper payment by one of the methods described under “—Payment for Shares” below. The exercise of Rights through the Primary Subscription and the Over-Subscription Privilege may be effected through the facilities of DTC (Rights exercised through DTC are referred to as DTC Exercised Rights).

Nominees.  If you are a Nominee who holds shares of Common Stock for the account of others, you should notify the respective beneficial owners of these shares as soon as possible to ascertain the beneficial owners’ intentions and to obtain instructions related to the Rights.

If the beneficial owner so instructs, you, as nominee, should complete the Exercise Form and submit it to the Subscription Agent with the proper payment described under “—Payment for Shares” below.

Payment for Shares

If you acquire shares through the Primary Subscription or through the Over-Subscription Privilege, you may choose between the following methods of payment:

(1)    You can send the Exercise Form together with payment for the shares acquired through the Primary Subscription and through the Over-Subscription Privilege to the Subscription Agent. If you submit your Exercise Form prior to 5:00 p.m., New York City time, on the Pricing Date, payment for the shares must be based on the Estimated Subscription Price of $             per share. If you submit your Exercise Form after that time, when the actual Subscription Price is known, payment for the shares must be based on the actual Subscription Price. To be accepted, the payment, together with the executed Exercise Form, must be received by the Subscription Agent at the Subscription Agent’s office shown above, prior to 5:00 p.m., New York City time, on the Expiration Date. The Subscription Agent will deposit all checks received by it prior to the Expiration Date into a segregated interest bearing account (which interest will accrue for our benefit) pending allocation and distribution of shares. A PAYMENT USING THIS METHOD MUST BE IN UNITED STATES DOLLARS BY MONEY ORDER OR CHECK DRAWN ON A BANK LOCATED IN THE UNITED STATES, MUST BE PAYABLE TO BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. AND MUST ACCOMPANY AN EXECUTED EXERCISE FORM FOR THE EXERCISE FORM TO BE ACCEPTED.

(2)    Alternatively, a subscription will be accepted by the Subscription Agent if, prior to 5:00 p.m., New York City time, on the Expiration Date, the Subscription Agent has received a notice of guaranteed delivery by facsimile (telecopy) or otherwise from a bank, a trust company or a New York Stock Exchange member guaranteeing delivery of the following:

•	payment of the full Subscription Price for the shares subscribed for through the Primary Subscription and through the Over-Subscription Privilege and

•	a properly completed and executed Exercise Form.

The Subscription Agent will not honor a notice of guaranteed delivery if a properly completed and executed Exercise Form and full payment for the shares subscribed for in the Primary Subscription and through the Over-Subscription Privilege are not received by the Subscription Agent by the close of business on the third NYSE trading day after the Expiration Date. The period from the Expiration Date until the close of business on this third day is referred to as the Protection Period.

Within ten NYSE trading days following the closing for the sale of shares in the Offer and to Core Support Group members, and subject to the receipt of full payment for your shares, if you are a record owner of your shares, a certificate representing the shares you have purchased will be sent by the Subscription Agent to you (or, if your shares are held by Cede or any other depository or nominee, confirmation of an account credit for the shares you have purchased). A notice containing the following will accompany the certificate:

•	the number of shares acquired in the Primary Subscription,

•	the number of shares, if any, acquired through the Over-Subscription Privilege,

•	the per share and total purchase price for the shares and

•	if you subscribed prior to 5:00 p.m. on the Pricing Date, any excess to be refunded by us to you, based on the Subscription Price as determined on the Pricing Date.

If you subscribed prior to 5:00 p.m. on the Pricing Date, and if the Subscription Price is higher than the Estimated Subscription Price, an additional payment from you may be required. Any additional payment required from you must be received by the Subscription Agent within ten NYSE trading days after the closing. A notice will be sent by the Subscription Agent to you informing you of any additional amount payable by you to us. Any excess payment to be refunded by us to you will be mailed by the Subscription Agent to you as promptly as possible (and interest will be payable thereon). All payments by you must be in U.S. dollars by money order or check drawn on a bank located in the United States and payable to Banco Latinoamericano de Exportaciones, S.A.

Whichever of the two methods described above is used, issuance of shares and delivery of certificates for shares are subject to collection of checks and clearance of actual payment.

We will return subscription payments we do not accept by the end of the tenth trading day following the Expiration Date. Any subscription payments returned will include any interest accrued on those payments while they are held in the Subscription Agent’s interest bearing account.

If your subscription is received by the Subscription Agent prior to 5:00 p.m., New York City time, on the Pricing Date, you will have the right to rescind your subscription by submitting to the Subscription Agent a completed Rescission Form prior to 5:00 p.m., New York City time, on June

    , 2003. If you exercise your Rights after 5:00 p.m. on the Pricing Date, you will have no right to modify or rescind your subscription after the Subscription Agent receives your completed Exercise Form or Notice of Guaranteed Delivery.

If you acquire shares through the Primary Subscription or the Over-Subscription Privilege based on the Estimated Subscription Price, but do not make payment of any additional amounts due, we reserve the right to take remedial action, including (i) applying any payment actually received by us toward the purchase of the greatest number of shares which could be acquired by you upon exercise of the Primary Subscription and/or Over-Subscription Privilege; (ii) allocating the shares subject to subscription rights to one or more other Record Date Shareholders; (iii) selling all or a portion of the shares deliverable upon exercise of your subscription Rights on the open market and applying the proceeds to the amount owed and (iv) exercising any and all other rights or remedies to which we are entitled.

Foreign Restrictions

Exercise Forms will not be mailed to Class E shareholders whose addresses on our records are outside the United States. For these purposes the United States includes its territories and possessions and the District of Columbia. The Rights to which these Exercise Forms relate will be held by the Subscription Agent for the accounts of any foreign shareholders until instructions are received to exercise the Rights. If no instructions are received, the Rights of these foreign shareholders will expire.

Non-Transferable Rights

The Rights are non-transferable and, therefore, may not be purchased or sold. The Rights will not be admitted for trading on the NYSE or any other exchange. However, the Class E shares to be issued pursuant to the Rights and issuable upon conversion of Class B shares issued pursuant to the Rights will be admitted for trading on the NYSE.

Delivery of Share Certificates

If your shares are held of record on your behalf or your broker-dealer’s behalf by a depository or nominee, you will have your shares acquired in the Primary Subscription or through the Over-Subscription Privilege credited to the account of that depository or nominee. If you are the record owner of your shares, stock certificates for all shares acquired by you in the Primary Subscription or through the Over-Subscription Privilege will be mailed to you after your payment for the shares subscribed for has cleared, which clearance may take up to 15 days from the date of receipt.

U.S. Federal Income Tax Consequences

For U.S. federal income tax purposes, neither the receipt nor the exercise of the Rights by Record Date Shareholders will result in taxable income to holders of Common Stock, and no loss will be realized if the Rights expire without exercise.

Announcement of Results of the Offer

The final results of the Offer (i.e., the number of shares issued and the aggregate amount of proceeds therefrom) will be made public through the issuance of a press release no later than five days after the closing for the sale of the shares.

USE OF PROCEEDS

If all the Rights are exercised in full at the Estimated Subscription Price of $             per share, the net proceeds to us would be approximately $            , before deduction of fees and expenses incurred in connection with the Offer. We will not sell any shares in the Offer unless shares are sold, including shares sold to the Core Support Group, for an aggregate purchase price of at least $100 million. We will use the net proceeds of the Offer, and any proceeds received from Core Support Group members other than in the Primary Subscription, to fund our lending activities.

CAPITALIZATION, INDEBTEDNESS AND CAPITAL RATIOS

The following table shows the short-, medium- and long-term debt and capitalization of our company at March 31, 2003 and as adjusted to give effect to the Offer and the purchase of shares by Core Support Group members.

	As of March 31, 2003
	Actual	As Adjusted(1)
	(in thousands)
Short-Term Debt	$664,923	$664,923
Medium- and Long-Term Debt	862,404	862,404
Floating and Fixed Rate Placements	284,044	284,044
Redeemable Preferred Stock $10 par value	12,458	12,458
Common Stockholders’ Equity(2)
Common Stock, without par value(3)	133,236	266,636
Treasury Stock	(85,634)	(85,634)
Capital Surplus(3)	145,489	103,414
Capital Reserves	95,210	95,210
Retained Earnings	40,740	40,740
Earnings for Period	10,376	10,376
Other Comprehensive Income	11,049	11,049

Total Common Stockholders’ Equity	350,466	441,791

Total Common Stockholders’ Equity and Redeemable Preferred Stock	$362,924	$454,249

Total Short-Term Debt, Medium- and Long-Term Debt (including Floating and Fixed Rate Placements) and Stockholders’ Equity	$2,174,295	$2,265,620

Panama Regulatory Capital to Risk Weighted Assets(4)	14.79%	18.85%
Tier 1 Capital to Risk-Weighted Assets(5)	18.16%	23.34%
Total Capital to Risk-Weighted Assets(5)	19.41%	24.59%

(1)    Assumes that $100 million of shares has been issued at a price of $5.00 per share and that we receive $91.7 million of proceeds net of offering expenses of $8,675 thousand.

(2)    Our company is authorized to issue up to 180 million common shares – 40 million Class A shares, 40 million Class B shares and 100 million Class E shares. As of December 31, 2002, our issued and outstanding Common Stock consisted of 4,911,185 Class A shares, 3,746,721 Class B shares and 8,685,287 Class E shares, each with no par value.

(3)    The new capital of $100 million is reflected in the “as adjusted” column as follows: a) Common Stock, without par value includes an additional $133,400 thousand resulting from multiplying 20 million new shares by their designated par value of $6.67 per share; b) Capital surplus reflects a reduction of $42,075 thousand resulting from multiplying 20 million new shares by the difference between their designated par value ($6.67 per share) and the assumed issue price ($5.00 per share), minus the offering expenses of $8,675 thousand. The designated par value of our shares was determined in 1992 as the result of a 150 to 1 stock split effected prior to our 1992 initial public offering.

(4)    The Panamanian Superintendence of Banks requires us to have capital equivalent to at least 8% of our total risk-weighted assets and off-balance sheet items. This requirement generally follows the Basle Accord guidelines on capital adequacy for banks.

(5)    Calculated according to the U.S. Federal Reserve Board guidelines. We are not subject to these guidelines, and these ratios are presented for comparison purposes.

THE OFFER AND LISTING

Markets and Price Range of Common Stock

On October 1, 1992, we concluded a public offering in the United States of 4,000,000 Class E shares. On December 22, 1994, we concluded another offering of 3,200,000 Class E shares. The Class E shares are listed on the NYSE under the symbol BLX. The Class E shares held by owners of record are represented by stock certificates while the Class E shares held by nominees for beneficial owners are held in registered or book-entry form. The following table shows the high and low sales prices of the Class E shares on the NYSE for the periods indicated.

	Price per Class E Share (in $)
	High	Low
1998	44.00	12.94
1999	34.13	16.19
2000	34.88	21.25
2001	37.70	25.30
2002	29.70	2.00

	Price per Class E Share (in $)
	High	Low
2000:
First Quarter	$28.63	$21.81
Second Quarter	28.00	21.25
Third Quarter	28.50	25.50
Fourth Quarter	34.88	24.44
2001:
First Quarter	34.75	30.60
Second Quarter	37.70	30.75
Third Quarter	37.40	27.43
Fourth Quarter	34.60	25.30
2002:
First Quarter	29.70	15.50
Second Quarter	22.25	11.40
Third Quarter	12.50	2.00
Fourth Quarter	5.00	2.08
2003:
First Quarter	6.54	4.01

	Price per Class E Share (in $)
	High	Low
2002:
November	3.84	2.70
December	5.00	3.45
2003:
January	6.54	4.60
February	5.65	4.60
March	5.33	4.01
April	9.10	5.24

The Class A shares and Class B shares were sold in private placements, are not listed on any exchange and are not publicly traded. The Class A shares and Class B shares are held in registered form, which means they are represented by physical stock certificates. The Class E shares, which constitute the only class of shares publicly traded, represented approximately 50% of the total shares of our Common Stock issued and outstanding at March 31, 2003.

Plan of Distribution

We are issuing Rights to Record Date Shareholders entitling the holders thereof to subscribe for up to an aggregate of 29,411,765 shares of our Common Stock. We are offering the shares of Common Stock underlying these Rights. All of the Class A shares being offered, the Class B and Class E shares being offered to non-U.S. persons and all shares being offered to Core Support Group members (some of whom are Class A and Class B shareholders) are being offered only outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended, or the Securities Act. The shares being offered outside the United States pursuant to the Offer have not been registered under the Securities Act for offer or sale as part of their initial distribution. The Class B and Class E shares being offered outside the United States have been registered under the Securities Act for resale from time to time in the United States in such transactions as require registration under the Securities Act.

We have retained BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. to act as Soliciting Dealers in connection with the Offer. We will enter into a Soliciting Dealer Agreement with the Soliciting Dealers. In that agreement, we will agree to indemnify the Soliciting Dealers for liabilities under the federal securities and other laws.

The Soliciting Dealers have provided, and we expect will provide, investment banking, advisory and banking services to us for which they received, and we expect will receive, customary fees.

At any given time, the Soliciting Dealers may trade the Class E shares or other securities of ours for their own accounts or for the accounts of their customers, and accordingly, may hold a long or a short position in the Class E shares or such other securities.

Neither of the Soliciting Dealers assumes any responsibility for the accuracy or completeness of the information concerning our company or the Offer contained in this Prospectus or any documents incorporated herein by reference or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

We have agreed to pay all expenses incurred in connection with the registration of the securities we are offering.

Dilution

If you do not fully exercise your Rights you will, at the completion of the Offer, own a smaller proportional interest in our company than you owned prior to the Offer. In addition, an immediate dilution of the book value per share probably will be experienced by you as a result of the Offer and the purchase of shares by Core Support Group members because the Subscription Price probably will be less than the then current book value per share, and the number of shares outstanding after the Offer will increase by a greater percentage than the increase in the amount of our stockholders’ equity. Although we cannot state precisely the amount of this decrease in value because we do not know how many shares will be sold or what the Subscription Price will be, dilution could be substantial. For example, if the Subscription Price per share is $             and the book value per share on the Expiration Date is $            , and if all 29,411,765 shares are sold, our book value per share would be reduced by approximately $             per

share or             %. The actual Subscription Price and book value may be greater or less than the Subscription Price and book value we have assumed in this example.

If no existing shareholders, other than Core Support Group members, subscribe for shares in the Offer, it is possible, that all of the shares offered in the Offer, up to the amount of the eventual Core Support Group commitments, will be acquired by Core Support Group members. Since we expect that most of the shares which would be sold to Core Support Group members will be Class A and Class B shares, this could result in the Class A and Class B shareholders controlling our company with respect to the election of directors and other matters. For example, if the Core Support Group members purchase $100 million of shares at the Estimated Subscription Price of $             per share, divided equally between Class A and Class B shares, there would be an aggregate of              shares outstanding after the Offer of which              would be Class A shares,              Class B shares and 8,685,287 Class E shares. The holders of the Class A shares currently have the right to elect three of our directors, the holders of the Class B shares have the right to elect two directors and the holders of the Class E shares have the right to elect three directors. The holders of all shares, voting as a group, have the right to elect two directors. If, as indicated in the example,              Class A shares and              Class B shares are purchased by Core Support Group members, the holders of Class A shares would be in a position to elect five of our ten directors and the holders of our Class A shares and Class B shares together would be able to elect seven of our ten directors, which in either case would result in the Class A and Class B shareholders controlling our company.

Expenses of the Issue

The following table sets forth the estimated expenses in connection with this registration;

SEC Registration Fees	$11,864
NYSE Listing Fees	46,543
Printing Registration Statement, Prospectus and Related Documents	130,000
Accounting Fees and Expenses	50,000
Legal Fees and Expenses	855,096
Financial Advisory and Structuring Fees and Expenses(1)	6,239,944
Information Agent Fees and Expenses	7,000
Subscription Agent Fees and Expenses	35,000
Soliciting Dealer Fees and Expenses	1,260,000
Miscellaneous	10,000

Total	$8,675,446

(1)    Includes fees of $4,500,000 and expenses of $250,000 to the Soliciting Dealers.

DESCRIPTION OF SECURITIES

The following summary describes our capital stock and certain provisions of our Articles of Incorporation and By-Laws. This summary does not purport to be complete and is subject to and qualified by reference to our Articles of Incorporation and By-Laws which have been filed as Exhibits to the Registration Statement of which this Prospectus is a part and the Panamanian Companies Law.

Common Stock

Our Common Stock is divided into three classes, Class A, Class B and Class E, all without par value. We are authorized to issue up to 180 million shares of Common Stock, consisting of 40 million Class A shares, 40 million Class B shares and 100 million Class E shares. Class A shares may be issued only to central banks of countries in Latin America, banks in which the State is the majority shareholder and other government agencies. Class B shares may be issued only to banks and financial institutions and Class E shares may be issued to any natural person or legal entity.

The shares of each of the three classes of Common Stock are identical in all respects except as to voting, ownership, conversion and preemptive rights. Subject to any preferences granted to holders of our shares of preferred stock, or Preferred Shares, including Preferred Shares of any new series that may be issued by us in the future, holders of shares of Common Stock are entitled to receive any dividends that the Board may in its discretion declare from funds that are legally available for this purpose. In the event of any liquidation, dissolution or winding-up of our company, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after payment of our liabilities and any liquidation preferences of the Preferred Shares.

Our Common Stock is divided into different classes to correspond to the different types of persons and institutions that own our Common Stock. Each class of Common Stock has specific voting rights related to the election of directors. See “—Voting Rights.” In addition, the Class A shareholders, comprised of central banks and other governmental institutions, have supermajority voting rights with respect to certain significant matters, including any proposed change in the purpose and powers of our company. This means that, with respect to significant matters, three-fourths of the Class A shareholders must vote in favor of the proposal, in addition to a majority of all common shareholders present at the meeting. See “—Meetings of Stockholders.” In part, these voting rights are intended to preserve the role of the central banks of Latin America in our company and thereby maintain and enhance our role in financing the foreign trade of Latin America.

The Class B shares are convertible into Class E shares at any time on a share-for-share basis.

The Class E shares are the only class of shares of Common Stock that are publicly traded. The Class E shares have no preemptive rights, are not subject to redemption and do not have the benefit of any sinking fund provisions. Each outstanding Class E share is entitled to one vote at meetings of our stockholders, except with respect to the election of directors. See “—Voting Rights.” The holders of the Class E shares have the right of voting separately as a class to elect three directors. See “—Voting Rights.”

Although we have no present plans to issue securities other than in the Offer, we may raise additional capital in the future by offerings of debt or equity securities, depending upon capital or other financial needs, market conditions and other factors at the time.

Voting Rights

Each of the outstanding Class A shares, Class B shares and Class E shares are entitled to one vote at meetings of our common stockholders, except with respect to the election of directors. The Board currently consists of ten members, and there are two vacancies on the Board at the present time. The holders of each class of Common Stock have cumulative voting rights by class with respect to the election of directors. The holders of the Class A shares currently have the right to elect three directors, the holders of the Class B shares have the right to elect two directors and the Class E shares currently have the right to elect three directors. The holders of all shares of our Common Stock have the right to elect two directors, voting together as a group.

If on the first working day of any calendar year the total number of outstanding Class B shares decreases to between 10% and 20% of the total number of outstanding shares of Common Stock, the holders of Class B shares will be entitled to elect only one director as opposed to two. In addition, if on the first working day of any calendar year the percentage of outstanding Class B shares decreases to less than 10% of the total outstanding shares of Common Stock, the holders of Class B shares will lose their right to elect any directors. As of January 2, 2003, the Class B shares represented 22% of our outstanding shares. Vacancies in directorships resulting from a decrease in the percentage of Class B shares outstanding will be filled by directors elected by the holders of Class E shares.

The directors are elected for three-year terms and may be re-elected.

Dividends

The holders of our shares of Common Stock are entitled to receive dividends when and as declared by the Board. Under Panamanian law, we may only pay dividends out of retained earnings and capital surplus. We may not pay a cash dividend on the shares of Common Stock for any fiscal year until we have paid the minimum preferred dividend corresponding to any outstanding Preferred Shares for that year and for any prior year in which the full amount of the minimum dividend was not paid. See “— Preferred Shares.” In addition, under the terms of our outstanding Preferred Shares, if the cash dividend paid to the holders of shares of Common Stock is greater than 8% of their deemed par value, the holders of these Preferred Shares receive a dividend equivalent to the same percentage.

Preemptive Rights

Each holder of the Class A and B shares has a preemptive right to subscribe, in proportion to the number of shares of the class owned by that holder, for additional shares of the same class issued by us, but only to the extent that the number of shares of that class issued in any calendar year exceeds 3% of the issued and outstanding shares of the respective class as of January 1 of the applicable year. Holders of Class E shares have no preemptive rights, although our Board is including the Class E shareholders in the Offer in order to insure that they are treated fairly.

Transfer and Transfer Agent

The Class A shares may be transferred freely among the designated institutions in Latin America eligible to own Class A shares. The Class B shares may be transferred freely among commercial banks, financial institutions and other entities eligible to own Class B shares. The Class E shares are freely transferable, without any restrictions.

The transfer agent and registrar for our Common Stock is The Bank of New York.

Meetings of Stockholders

Shareholders’ meetings may be ordinary or extraordinary meetings. We are required to hold an annual general meeting of stockholders to (i) elect members of the Board, and (ii) transact any other business duly submitted for consideration at the meeting by the Board. The Board may call an extraordinary meeting when it believes it is necessary or when requested in writing by one or more holders of shares of Common Stock representing at least five percent of our issued and outstanding shares of Common Stock.

Notice for any shareholders’ meeting, whether ordinary or extraordinary, must be given to each registered stockholder with a right to vote at least thirty days before the date of the meeting. The notice must include the agenda for the meeting. At any shareholders’ meeting, shareholders may be represented by proxy. The designated proxy holder need not be a stockholder of our company and may be appointed by private or public document, with or without power of substitution.

The quorum for shareholders’ meetings consists of a majority of the holders of all of the issued and outstanding shares of our Common Stock taken as a whole. In order to be adopted resolutions must receive the affirmative vote of a majority of the shareholders present at the meeting. Whenever the necessary quorum for a shareholders’ meeting is not obtained, a shareholders’ meeting will be held on the alternative meeting date specified in the notice for the shareholders’ meeting. At this alternative meeting, a quorum is constituted by the shareholders present.

In addition to a majority vote of the holders of Common Stock present, a vote of three-fourths of the holders of all issued and outstanding Class A shares is required for the following actions:

•	dissolution of our company,
•	the amendment of certain articles contained in our Articles of Incorporation, including articles describing our purpose and powers, our authorized capital, quorum and voting requirements at our shareholders’ meetings, composition of the Board and our fundamental financial policies, and
•	any merger or consolidation of our company.

The Board nominates candidates to fill vacancies in the directorships that represent the holders of the Class E shares and the holders of all classes of our Common Stock. Holders of the Class A shares and the Class B shares nominate candidates for the directorships that represent the Class A shares and the Class B shares, respectively.

Preferred Shares

We are authorized to issue up to 5 million Preferred Shares with a par value of $10.00 per share. Preferred Shares may be issued from time to time at the discretion of the Board, in such amounts, for such consideration and in such manner as the Board may determine. In addition, the Board is authorized to determine any additional designations, preferences, privileges, restrictions or other characteristics (including provisions regarding redemption by a sinking fund or otherwise) upon issuance of Preferred Shares. The Board has the right to issue Preferred Shares in bearer or registered form.

On April 30, 1986, the Board declared a dividend on the 61,333.99 then-outstanding shares of our Common Stock equal to nine Preferred Shares for each share of Common Stock. As a result of this dividend, a total of 552,078 Preferred Shares were issued. Additional Preferred Shares were issued in the form of stock dividends on the shares of Common Stock on April 28, 1987, April 29, 1988, April 18, 1989, April 25, 1990 and April 15, 1992. At March 31, 2003, there were 1,245,804 outstanding Preferred Shares. The terms of all outstanding Preferred Shares are identical.

Outstanding Preferred Shares receive an annual minimum dividend of 8% of their par value. Under Panamanian law, we may only pay dividends out of current and retained earnings and capital surplus. We may not pay a cash dividend on the shares of Common Stock for any fiscal year until we have paid the minimum dividend on any Preferred Shares for that year and for any prior year in which the full amount of the minimum dividend was not paid. In addition, under the terms of our outstanding Preferred Shares, if the cash dividend paid to the holders of shares of Common Stock is greater than 8% of their deemed par value, the holders of the Preferred Shares receive a dividend equivalent to the same percentage. In August 1992, our stockholders voted to amend our Articles of Incorporation to effect a 150-to-1 stock split of all outstanding shares of Common Stock and to change the par value of each outstanding share from $1,000 per share ($6.67 after the stock split) to no par value. In connection with that change, the Board adopted resolutions governing the outstanding Preferred Shares to deem the par value of each outstanding share of Common Stock to be $6.67 for purposes of determining whether holders of outstanding Preferred Shares are entitled to additional dividends.

In the event we fail to pay the aggregate total amount of the minimum dividend corresponding to Preferred Shares in a given fiscal year and during the subsequent two years, or if we, on the due date for payment of dividends on Preferred Shares, fail to make any payment to the sinking fund or fail to redeem the Preferred Shares, and provided always that at the time of the occurrence of any of the above the Preferred Shares represent at least ten percent (10%) of the total paid-in capital of our company, the holders of the Preferred Shares will be entitled to elect a member of the Board. This Board member will continue in office until the circumstances that caused the appointment of this Board member are remedied.

We are required to make sinking fund payments for the benefit of the holders of our outstanding Preferred Shares by May 15 in each of the years 2002 through 2006, each payment to be in an amount equal to 20% of the aggregate par value of the Preferred Shares outstanding as of April 30, 2002. The sinking fund payments will be used to redeem the Preferred Shares at their par value ($10.00 per share) on May 15 in each of the years 2002 through 2006. The first of these sinking fund payments was made on May 15, 2002 and 304,639 Preferred Shares were redeemed on the same date.

Although we have no present plans to issue any additional Preferred Shares, the Board could issue additional Preferred Shares having designations, preferences, privileges or other characteristics which could adversely affect the holders of shares of our Common Stock.

ADDITIONAL INFORMATION

Share Capital

At a special meeting held on November 18, 2002, our shareholders approved an amendment to our Articles of Incorporation which increased the number of shares of Common Stock our company is authorized to issue from 70 million to 180 million, consisting of 40 million Class A shares, 40 million Class B shares and 100 million Class E shares. In addition, we are authorized to issue up to 5 million Preferred Shares with a par value of $10.00 per share. Information with respect to the number of shares of Common Stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Common Stockholders’ Equity for the years ended

December 31, 2002, 2001 and 2000 included in our Annual Report on Form 20-F as incorporated by reference into this Prospectus.

At March 31, 2003, there were 17,343,193 shares of our Common Stock outstanding, all of which were fully paid.

Since 1995, we have from time to time granted options to eligible executive officers and employees under two stock option plans, the 1995 Stock Option Plan and the 1999 Stock Option Plan. The following table shows information regarding the stock options granted under these two plans since their inception. Each exercise price listed below is equal to the fair market value of the Class E shares on the dates on which the options related thereto were granted under the plans.

Date of Grant	Number of shares	Exercise Price
October 13, 1995	90,000	$41.56
January 31, 1997	70,000	51.19
February 6, 1998	70,000	42.56
February 4, 1999	70,000	23.03
February 4, 2000	70,000	23.16
February 6, 2001	70,000	32.88

As of March 31, 2003, 62,766 Class E shares have been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.

In addition, we have two employee stock programs through which a broader group of our employees can acquire stock. As of March 31, 2003, an aggregate number of 22,888 deferred equity units, representing the right to acquire the same number of Class E shares or the economic equivalent thereof, have been granted to eligible employees under these two stock programs. As of the date of this Prospectus, no deferred equity units granted under these programs have vested.

At March 31, 2003, there were 1,245,804 Preferred Shares outstanding.

Articles of Incorporation

We recently amended our Articles of Incorporation to increase our company’s authorized share capital so that we could sell the shares in the Offer and to Core Support Group members. At a special meeting held on November 18, 2002, our shareholders approved an amendment to our Articles of Incorporation which increased the number of shares of Common Stock our company is authorized to issue from 70 million to 180 million, consisting of 40 million Class A shares, 40 million Class B shares and 100 million Class E shares.

We also recently amended our By-laws to focus our lending activities on the financing of trade operations in Latin American countries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission, or the SEC, on Form F-2 under the U.S. Securities Act of 1933, as amended, relating to the securities offered by this Prospectus. This Prospectus, which is a part of that registration statement, does not contain all of the information contained in the registration statement. For more information about our company and the securities offered by this Prospectus, you should refer to the registration statement and to the exhibits filed with it. Statements contained or incorporated by reference in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the registration statement or incorporated or deemed to be incorporated by reference, each of these statements is qualified in all respects by the provisions of the actual contract or other document.

You may review a copy of the registration statement without charge, and copies of all or any portion of the registration statement can be obtained, at the public reference facilities of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. We recently began filing reports with the SEC electronically. The reports that we have filed with the SEC electronically are available to you over the Internet at the SEC website at http://www.sec.gov.

We are currently subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to a foreign private issuer, and accordingly file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the SEC. These reports and other information filed can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington D.C. 20549. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and “shortswing” profit recovery provisions of the Exchange Act. The rules of the New York Stock Exchange may require us to solicit proxies from our shareholders under some circumstances.

The Class E shares are listed on the New York Stock Exchange under the symbol “BLX.” Additional information concerning us and our securities may be available through the New York Stock Exchange.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Prospectus. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this Prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on February 24, 2003, and

•	any future information contained in filings on Form 6-K made with the SEC under the Exchange Act, after the date of this Prospectus and prior to the termination of the Offer, that is identified in such forms as being incorporated into this Prospectus.

We also are delivering copies of our annual report on Form 20-F for the fiscal year ended December 31, 2002 to you along with this Prospectus.

We will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference into this Prospectus but not delivered with this Prospectus. You should direct your request for these filings to Carlos Yap, Senior Vice President–Finance, BLADEX, as follows: (i) if by regular mail, to Apartado 6-1497, El Dorado, Panama City, Republic of Panama, and (ii) if by courier service, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama, or to Pedro Toll, General Manager, New York Agency – BLADEX, 708 Third Avenue, 16th Floor, New York, New York 10017. Telephone requests may be directed to Mr. Yap at 011-507-210-8581 or to Mr. Toll at 212-840-5400. Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com or to Mr. Toll at 212-751-5923 or sent via e-mail to ptoll@blx.com. You may also obtain these filings electronically at the SEC’s website at http://www.sec.gov/edgarhp/htm or on our website at www.blx.com.

FORWARD LOOKING STATEMENTS

Any statements in this Prospectus which discuss our expectations, intentions and strategies for the future are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected” or similar expressions. These statements are based on information available to us on the date of this Prospectus and we assume no obligation to update them. The forward-looking statements in this Prospectus refer to the adequacy of our allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on our loan portfolio, the necessity of making additional provision for credit losses, our ability to achieve future growth, our ability to execute a planned recapitalization and our expectations about maintaining our investment-grade credit ratings. These forward-looking statements reflect our current views about future events and are not a guarantee of future performance. Several factors could cause future results to differ materially from those expressed in any forward-looking statements in this Prospectus. Among the factors that can cause actual performance and results to differ materially are as follows:

•	a decline in the willingness of international lenders and depositors to provide funding to us, causing a further contraction of our credit portfolio;

•	adverse economic or political developments in the Latin American region, particularly in Argentina or Brazil, which could increase the level of impaired loans in our loan portfolio and, if sufficiently severe, result in our allowance for probable credit losses being insufficient to cover losses in the portfolio;

•	an unwillingness on the part of our existing shareholders or other investors to invest additional equity capital in our company;

•	unanticipated developments with respect to international banking transactions (including, among other things, interest rate spreads and competitive conditions);

•	a change in our credit ratings; and

•	events in Argentina, Brazil or other countries in the Latin American region unfolding in a manner that is detrimental to our company or which result in adequate liquidity being unavailable to us.

Assumptions relating to these factors involve judgments about such things as future economic, political, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements in this Prospectus are reasonable, any of the assumptions could prove inaccurate. Therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. We intend that the forward-looking statements contained in this Prospectus be subject to the safe harbors created by Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation with limited liability (sociedad anónima) organized under the laws of Panama. Most of our directors and officers and certain advisors named in this Prospectus reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

Arias, Fábrega y Fábrega, our Panamanian legal counsel, has advised us that there is doubt as to the enforceability, in original actions in Panamanian courts, of liabilities predicated solely on the United States federal securities laws. Arias, Fábrega y Fábrega also advised us that there is doubt as to the enforceability, in Panamanian courts, of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

LEGAL MATTERS

The validity of the shares offered by this Prospectus will be passed upon by Arias, Fábrega y Fábrega, our Panamanian counsel. Certain legal matters governed by U.S. law will be passed upon by Clifford Chance US LLP, our U.S. counsel, and by Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to the Soliciting Dealers.

EXPERTS

Our consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this Prospectus in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. This report of KPMG Peat Marwick (also incorporated by reference in this Prospectus) contains explanatory paragraphs relating to uncertainties regarding the crisis created by the prolonged deterioration in Argentina’s economic and political environment and our significant credit exposure with Argentine debtors, and also refers to a change in the method of accounting for derivative instruments and hedging activities.

PART II

Item 8.    Indemnification of Directors and Officers.

The Board and stockholders have adopted resolutions requiring us to indemnify any officer or director of our company against expenses and liabilities incurred by such director or officer in connection with any action, suit or proceeding brought by reason of his or her capacity as such, if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of our company and, with respect to any criminal action or proceeding, if such director or officer had no reason to believe his or her conduct was unlawful. Our company has obtained liability insurance on behalf of its directors and officers against any liability asserted against them in their capacity as such, whether or not the company would have power to indemnify them against such liability.

Item 9.    Exhibits.

The following documents are filed with or incorporated by reference in this Registration Statement.

1.1	Form of Soliciting Dealer Agreement**

3.1	Articles of Incorporation*

3.2	By-Laws*

4.1	Specimen Stock Certificate representing the Class E Shares, incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (Registration No. 33-50240)

4.2	Form of Exercise Form

4.3	Form of Notice of Guaranteed Delivery

4.4	Form of Rescission Form

4.5	Form of NYSE “Warning Letter”

5.1	Opinion of Arias, Fábrega y Fábrega**

10.1	Forms of Subscription Agreements for Core Support Group members**

10.2	Form of Rights Agency Agreement**

10.3	Information Agency Agreement**

23.1	Consent of KPMG Peat Marwick (accountants)

23.2	Consent of Arias, Fábrega y Fábrega (included in Exhibit 5.1)

24.1	Power of Attorney**

*    Filed as an exhibit to the Form 20-F for the fiscal year 2002.

**    Filed as an exhibit to Amendment No. 1 to Form F-2 filed on February 24, 2003.

Item 10.    Undertakings.

(a)    The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; or (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities under the Securities Act may be permitted for Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of the expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to which the Prospectus is sent or given: the Registrant’s latest filing on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this Amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama on this 7th day of May, 2003.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

By:	/s/ JOSÉ CASTAÑEDA
José Castañeda Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	(Title)	(Date)

Guillermo Guémez García	Director	May , 2003

* Rubens V. Amaral Jr.	Director	May 7, 2003

* Sebatiao Toledo Cunha	Director	May 7, 2003

* Ernesto A. Bruggia	Director	May 7, 2003

* Mario Covo	Director	May 7, 2003

* Will C. Wood	Director	May 7, 2003

* Gonzalo Menéndez Duque	Director	May 7, 2003

/s/ JOSÉ CASTAÑEDA José Castañeda	Director Chief Executive Officer (CEO) (Principal Executive Officer)	May 7, 2003

* Jaime Rivera	Executive Vice President— Chief Operating Officer (COO)	May 7, 2003

* Christopher Hesketh	Senior Vice President— Treasury	May 7, 2003

* Carlos Yap	Senior Vice President— Finance	May 7, 2003

* Miguel Moreno	Senior Vice President— Comptroller	May 7, 2003

* Pedro Toll	Authorized U.S. Representative	May 7, 2003

*By:	/s/ JOSÉ CASTAÑEDA
José Castañeda Attorney-in-Fact

EXHIBIT INDEX

Exhibit
1.1	Form of Soliciting Dealer Agreement**

3.1	Articles of Incorporation*

3.2	By-Laws*

4.1	Specimen Stock Certificate representing the Class E Shares, incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (Registration No. 33-50240)

4.2	Form of Exercise Form

4.3	Form of Notice of Guaranteed Delivery

4.4	Form of Rescission Form

4.5	Form of NYSE “Warning Letter”

5.1	Opinion of Arias, Fábrega y Fábrega**

10.1	Forms of Subscription Agreements for Core Support Group members**

10.2	Form of Rights Agency Agreement**

10.3	Information Agency Agreement**

23.1	Consent of KPMG Peat Marwick (accountants)

23.2	Consent of Arias, Fábrega y Fábrega (included in Exhibit 5.1)

24.1	Power of Attorney**

*      Filed as an exhibit to the Form 20-F for the fiscal year 2002.

**    Filed as an exhibit to Amendment No. 1 to Form F-2 filed on February 24, 2003.